Interim Report 1/2004

hannover re®

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2004		2003
	1.1.–31.3.	+/- previous year	1.1.–31.3.
Gross written premiums	2 464.3	(21.8%)	3 152.1
Net premiums earned	1 601.2	(4.5%)	1 675.9
Net underwriting result	(55.3)	(41.2%)	(94.0)
Net investment income	298.5	+43.5%	208.0
Operating profit (EBIT)	154.5	+41.8%	109.0
Net income (after tax)	96.9	+36.1%	71.2
Policyholders' surplus	4 393.5	+48.6%	2 956.0
Total stockholders' equity	2 658.2	+51.4%	1 755.4
Minority interests	494.0	+23.1%	401.2
Hybrid capital	1 241.3	+55.3%	799.4
Investments (including funds held by ceding companies)	23 791.7	+16.3%	20 455.2
Total assets	35 343.4	+4.8%	33 735.9
Earnings per share (diluted) in EUR	0.80	+9.6%	0.73
Bookvalue per share in EUR	22.04	+22.0%	18.07
Retention	79.5%		71.6%
Combined ratio (property and casualty reinsurance)	95.4%		100.3%
Return on investment	5.2%		4.1%
Net return on premium*	9.7%		6.5%
Return on equity (after tax)	15.3%		16.3%

** Operating profit (EBIT)/net premiums earned*

On the need to apply the "as-if-pooling" method under US GAAP cf. p. 24

Dear Shareholders,
Ladies and Gentlemen,



Some news never fails to please – for example, the fact that your company can once again report a very good start to the 2004 financial year, posting its tenth consecutive good quarterly result.

The first three months of the year under review reaffirmed a truism of our industry: "Volume is vanity, profits are sanity" – when all is said and done it is indeed profitability alone that counts, not premium income. This is a maxim that we have followed for years, and our success proves that we are on the right track: in the quarter just-ended we boosted both our operating profit (EBIT) and consolidated net income by more than one-third year-on-year – even though premiums were down by around one-fifth compared to the first quarter of the previous year, in part due to exchange rate effects. This produced increased earnings of 0.80 EUR (previous year: 0.73 EUR) per share. The rise is all the more remarkable given the fact that the number of shares grew by almost a quarter as part of our capital increase implemented on 12 June 2003.

Once again, all four business groups contributed to the highly gratifying overall Group result with positive operating profits (EBIT) and net income.

Rates and conditions in *property and casualty reinsurance* improved for the fifth year in succession. Taking our lead from the changes in the market, we increasingly concentrated our acceptances on casualty business and systematically scaled back high-volume proportional business. We similarly reduced our portfolio of aviation fleet business, where conditions have already softened appreciably. Our strategic decision to make profitability the central criterion for all acceptances (under our "More from less" initiative), the reorganisation of our business relationship with the HDI affiliates and exchange rate effects all served to bring about a decline in the premium volume. The burden of major losses was in line with the multi-year average. Taken together with the very good quality of the business written, this helped to improve the combined ratio still further to 95.4%.

As far as premium growth is concerned, our three other business groups also got off to the anticipated rather modest start to the year. Yet this in no way impaired profitability: in *life and health reinsurance* we boosted the operating profit (EBIT) by more than half, while in *financial reinsurance* it was virtually doubled. Net income in both business groups improved even

more markedly. Only in *program business* did we suffer a decline in the operating profit (EBIT), although here, too, net income showed a slight increase.

We enlarged our investment income substantially compared to the same period of the previous year. Considerably lower write-downs, larger asset volumes – not least due to the strong underwriting cash flow – as well as active asset management, especially with regard to the duration of our fixed-income securities, caused the net investment income to rise to almost EUR 300 million.

All in all, we again expect the year under review to develop very favourably and we anticipate another double-digit increase in the net income generated by the Hannover Re Group – provided the claims situations remains within the bounds of the multi-year average and the capital markets do not experience any unusually adverse movements.

We are still not satisfied with the performance of our share. From the turn of the year until April our share price moved sideways, as did our benchmark, the unweighted "Reactions" World Reinsurance Index. Yet we remain confident that further good business figures and the placement through Talanx AG of more than 20% of Hannover Re's capital stock with institutional investors on 18 February will help bring about a further sustained rise in the price of our share. Owing to the fact that our free float has almost doubled to 49% and given the near five-fold increase in the trading volume of our share compared to the same period of the previous year, we now rank as one of the heavyweights on the MDax – and we continue to be very attractively valued with a price/earnings ratio of around 8.

On behalf of my colleagues on the Executive Board and myself, I would like to thank you personally for the trust that you place in Hannover Re. We shall not stray from our paramount goal of leading your company profitably and securely into the future.

Yours sincerely,



Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1] [2] Hannover	Chairman
Dr. Paul Wieandt [2] Hof/Saale	Deputy Chairman
Herbert K. Haas [1] [2] Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller [3] Hannover	
Ass. jur. Renate Schaper-Stewart [3] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3] Nienstädt	
Dr. Klaus Sturany [1] Essen	
Bodo Uebber Berlin	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

[1] Member of the Standing Committee
[2] Member of the Balance Sheet Committee
[3] Staff representative

THE HANNOVER RE SHARE

Following their rally in 2003 capital markets continued to develop favourably in the first quarter of 2004. Up to and including February we observed a consistent upward trend, although this was briefly interrupted in March of the current stock market year. At the beginning of April the positive movement of the indices resumed, with both the Dax and the MDax stabilising in early May at the critical thresholds of 4,000 and 5,000 points respectively.

Investors fared well with second- and third-tier stocks in the first three months of the year under review: the selection indices for German secondary counters (MDax +6.28%, TecDax +9.75%, SDax +13.12%, MSCI Germany Small Cap +9.28%) left the Dax (-2.74%) trailing in their wake.

Performance of the Hannover Re share compared with standard benchmark indices


in %
180
160
140
120
100
80
60
40
2 January 2003
31 January 2003
28 February 2003
31 March 2003
30 April 2003
30 May 2003
30 June 2003
31 July 2003
29 August 2003
30 September 2003
31 October 2003
28 November 2003
30 December 2003
30 January 2004
27 February 2004
31 March 2004
30 April 2004
Hannover Re share
Dax
CDax for insurance stocks
MDax

During the first three months of the current financial year the Hannover Re share comfortably outperformed other insurance stocks and beat the CDax Insurance Stocks by 7.5 percentage points.

The MDax, which includes the Hannover Re share, was more robust, however, and outstripped the Hannover Re share by around 8 percentage points. The performance of our benchmark, the unweighted "Reactions" World Reinsurance Index, roughly paralleled the movement of our share.

The Hannover Re share in comparison with the unweighted "Reactions" World Reinsurance Index (in USD)


in %
160
140
120
100
80
60
2 January 2003
31 January 2003
28 February 2003
31 March 2003
30 April 2003
30 May 2003
30 June 2003
31 July 2003
29 August 2003
30 September 2003
31 October 2003
28 November 2003
30 December 2003
30 January 2004
27 February 2004
31 March 2004
30 April 2004
Hannover Re share
Unweighted "Reactions" World Reinsurance Index

The unweighted "Reactions" World Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

On 18 February 2004 Talanx AG successfully placed 20.6% of its interest in Hannover Re with institutional investors. As a result of this transaction 24.8 million shares were added to the free float. The liquidity of our share consequently increased, with positive implications for trading volumes and the price of our share.

Based on the consensus profit estimates for 2004, the current Hannover Re share price of around EUR 28 produces a price/earnings ratio (P/E ratio) of roughly 8. Our above-average profitability and excellent quality by industry standards are confirmed by the majority of financial analysts, and the Hannover Re share is overwhelmingly recommended as a "buy".

Share information

in EUR	31.3.2004	2003	2002	2001	2000	1999
Earnings per share (diluted)	0.80	3.24	2.75	0.11	4.13	2.29
Dividend per share [1]	–	0.95	0.85	–	0.77 [1]	0.68
Corporation-tax credit [1]	–	–	–	–	0.36	0.29
Gross dividend [1]	–	0.95	0.85	–	1.21 [2]	0.97

[1] On each fully paid-up no-par-value registered share for the year 2000
[2] Incl. bonus of EUR 0.08

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	51.2% Talanx AG (directly or through subsidiaries) 43.6% free float 5.2% Alliance Capital Management Corporation, New York
Capital measure of 12 June 2003:	Increase in common stock through a capital increase for cash against issuance of 9,716,392 new shares in conjunction with a capital increase against contribution in kind through issuance of 13,716,814 new shares to Talanx AG for shares in HDI Re (Ireland) Ltd. (with commercial effect from 1 July 2003)
Increase in free float on 18 February 2004:	Talanx AG successfully placed 20.6% of its interest in Hannover Re with institutional investors. This transaction added 24.8 million shares to the free float.
Common stock as at 31 March 2004:	EUR 120,597,134.00
Number of shares as at 31 March 2004:	120,597,134 no-par-value registered shares
Market capitalisation as at 31 March 2004:	EUR 3,282.7 million

Overall, we are highly satisfied with the development of our business in the first quarter of the year under review. For the tenth consecutive time we succeeded in delivering a good quarterly result and significantly improving net income.

In this context it is evident that for Hannover Re profit – not premium volume – is the decisive criterion on which actions are based. This is clearly borne out by the improved result despite a contraction in premium income. Such a development is no random phenomenon, but rather it reflects the realisation of a stated strategic objective of our "More from less" initiative. The same is true of the restructuring of our business accepted from HDI, under which we have relinquished gross premium without diminishing our profit potential. Despite the reduced premium income we therefore improved our operating profit (EBIT) and consolidated net income in the first three months by more than one-third compared to the same period of the previous year.

Our gross written premiums as at 31 March of the year under review amounted to EUR 2.5 billion. This corresponds to a decline of 21.8% compared to the same quarter of the previous year (EUR 3.2 billion). With constant euro exchange rates, especially against the US dollar, the decrease would have been 15.2%. The contraction in net premiums earned was considerably less marked, with a reduction of just 4.5% to EUR 1.6 billion (EUR 1.7 billion). The operating profit (EBIT) was boosted by an appreciable 41.8% to EUR 154.5 million (EUR 109.0 million). Consolidated net income totalled EUR 96.9 million, 36.1% more than in the same period of the previous year (EUR 71.2 million). This corresponded to earnings of 0.80 EUR (0.73 EUR) per share for the Group.

Our financial strength was further reinforced in the reporting period. Stockholders' equity increased by more than 10% compared to the position as at the end of the previous year to reach EUR 2.7 billion. In addition, on 18 February of the year under review we successfully placed subordinated debt in the amount of EUR 750 million. We used the proceeds to buy back more than 90% of our outstanding subordinated debt of USD 400 million – it is our hope that we can purchase the remaining portions in the next few months. We intend to use another part of the proceeds – namely around EUR 120 million – to repay our outstanding surplus debenture in November of the year under review. With this new bond we have further reinforced our policyholders' surplus for the coming years, in part with an eye to our very good ratings from Standard & Poor's and A.M. Best, and we again enhanced the quality of our capital resources.

Property and casualty reinsurance

In the treaty negotiations as at 1 January 2004, when roughly two-thirds of our business was renewed, we were able to further improve rates and conditions across all lines despite the very good level already attained in the previous year. This key phase of the renewal season was thus highly satisfactory for our company. Our impression that the hard market had not peaked in 2003 – contrary to the suspicions of some observers – was proven correct. Starting in 2000, the quality of the business has consistently improved from year to year over the past five years.

We again used this development as an opportunity to optimise our portfolio for the years ahead. Particularly in the casualty sector, we further stepped up our acceptances. Due to its long-tail nature, the casualty business written today can make a vital contribution to our corporate results in the coming years because the liquidity is available to us for long-term investment. On the other hand, we continued to scale back our exposure in aviation fleet business, the only line in which deteriorations in rates and conditions were observed across the board.

The restructuring of our business relations with our HDI affiliates led to another decline in gross premium income in the year under review. As an additional factor, our "More from less" initiative prompted us to systematically reduce our acceptances in those areas where we anticipate

On the need to apply the "as-if-pooling" method under US GAAP cf. page 24

below-average profitability over the long term. Against this backdrop, our gross written premiums contracted by altogether 20.2% to EUR 1.2 billion (EUR 1.5 billion). Had it not been for adverse exchange rate effects, however, the decrease would have been only 15.3%. Our net premiums, on the other hand, fell by a mere 6.4%, and the retention consequently climbed as expected to 82.0%.

On the claims side, the first quarter was satisfactory. No natural catastrophe events were recorded, and the total burden of other major claims – three marine and aviation losses as well as one industrial fire loss – was in the region of EUR 28.3 million or 4.2% of net premiums booked in property and casualty reinsurance, a figure within the bounds of our multi-year average (5.0%).

Due to the high quality of the business, the combined ratio again improved appreciably to 95.4% – compared to 100.3% in the same period of the previous year and 96.0% for the 2003 financial year. This is all the more remarkable given the fact that our portfolio composition has shifted in favour of more casualty business. Compared to short-tail property lines, considerably higher reserves are established for casualty business in the year when a treaty is first concluded, as a consequence of which earnings predominantly tend to accrue only in future years. In the quarter under review, as in the past, we had no need to constitute significant additional reserves for previous years.

The improved technical account produced another sharply higher operating profit (EBIT) of EUR 75.4 million in property and casualty reinsurance, a rise of 43.6% compared to the previous year (EUR 52.5 million). Net income was also boosted by 15.5% to EUR 39.9 million (EUR 34.6 million), corresponding to earnings of 0.33 EUR (0.35 EUR) per share.

Key figures for property and casualty reinsurance

Figures in EUR million	2004	+/- prevoius year	2003
	1.1.–31.3.		1.1.–31.3.
Gross written premiums	1 179.7	(20.2%)	1 478.7
Net premiums earned	669.9	(6.4%)	715.9
Underwriting result	30.5	–	(1.9)
Operating profit (EBIT)	75.4	43.6%	52.5
Net income (after tax)	39.9	15.5%	34.6
Earnings per share in EUR	0.33	(7.6%)	0.35
Retention	82.0%		71.3%
Combined ratio	95.4%		100.3%

Life and health reinsurance

As in property and casualty reinsurance, a significant premium decline was recorded in life and health reinsurance compared to the same period of the previous year. This was attributable, in particular, to the discontinuation of a major account in the United Kingdom that had produced premium volume of around EUR 200 million in the previous year. The weak US dollar also adversely impacted premium growth; had it not been for this exchange rate effect the contraction in gross premium income would have been 17.7%. Gross written premiums fell by 22.2% to EUR 444.0 million (EUR 570.8 million). Net premiums earned declined by a somewhat less marked 17.9% to EUR 399.9 million (EUR 487.1 million). The retention rose to 90.4% (84.7%).

In life and health reinsurance, too, it is the result, not the premium, which is crucial, although it should be noted that – as experience has shown is usually the case – we anticipate stronger premium growth in the second half of the year. Primarily thanks to the improved underwriting result we were able to boost the operating profit (EBIT) as at 31 March by 52.3% to EUR 24.1 million (EUR 15.9 million). The ratio of EBIT to net premiums earned in life and health reinsurance consequently almost doubled relative to the first quarter of the previous year to reach 6.0% (3.3%). Quarterly net income after tax increased even more substantially to EUR 16.4 million, an improvement of 69.8% on the previous year (EUR 9.6 million). The life and health reinsurance business group contributed earnings of 0.14 EUR (0.10 EUR) per share to the Group result.

Key figures for life and health reinsurance

in EUR million	2004	+/- previous year	2003
	1.1.–31.3.		1.1.–31.3.
Gross written premiums	444.0	(22.2%)	570.8
Net premiums earned	399.9	(17.9%)	487.1
Operating profit (EBIT)	24.1	52.3%	15.9
Net income (after tax)	16.4	69.8%	9.6
Earnings per share in EUR	0.14	36.5%	0.10
Retention	90.4%		84.7%
Net return on premium*	6.0%		3.3%

** Operating profit (EBIT)/net premiums earned*

Financial reinsurance

The development of financial reinsurance has once again been especially gratifying in the new financial year. Following a rapid surge in gross premiums in the same period of the previous year (110.8%), they contracted as at 31 March of the year under review by 22.7% to EUR 353.7 million (EUR 457.6 million) – although at constant exchange rates the decline would have been 14.4%. Thanks to the increased retention of 98.2% (94.0%) and lower unearned premiums, it was nevertheless possible to boost net premiums earned by 5.3% to EUR 249.0 million (EUR 236.5 million).

The underwriting result remained relatively stable. Improved investment income, however, ensured another sharp rise in the operating profit (EBIT): the EBIT of EUR 32.6 million surpassed the figure for the previous year's period by 84.6% (EUR 17.7 million). The net return on premium consequently improved to 13.1% (7.5%). Net income after tax grew even more impressively, climbing by 102.8% to EUR 26.0 million (EUR 12.8 million) after more than doubling year-on-year in the same period of 2003 relative to 2002. This corresponded to earnings of 0.21 EUR (0.13 EUR) per share as at 31 March.

Key figures for financial reinsurance

in EUR million	2004	+/- previous year	2003
	1.1.–31.3.		1.1.–31.3.
Gross written premiums	353.7	(22.7%)	457.6
Underwriting result	249.0	5.3%	236.5
Operating profit (EBIT)	32.6	84.6%	17.7
Net income (after Tax)	26.0	102.8%	12.8
Earnings per share in EUR	0.21	63.1%	0.13
Retention	98.2%		94.0%
Net return on premium*	13.1%		7.5%

** Operating profit (EBIT)/net premiums earned*

Program business

In program business we moved forward with our efforts to bring about a sustained improvement in profitability. In the current year, therefore, we have focused on the quality of the business. Gross written premiums fell by 24.5% to EUR 487.0 million (EUR 645.1 million). This decline was, however, attributable in part to exchange rate effects – the relative weakness of the US dollar impacted the heavily US-weighted portfolio of program business particularly heavily – and would have amounted to just 13.5% with constant exchange rates. The retention rose again year-on-year to reach 50.1% (44.8%). Net premiums consequently grew by 19.4% to EUR 282.4 million (EUR 236.4 million).

The combined ratio increased to 97.4% (92.1%), with the higher retention also a major factor here. Since this was not entirely offset by improved investment income, program business saw its operating profit decline slightly by 2.7% to EUR 22.3 million (EUR 22.9 million). The quarterly net income after tax of EUR 14.6 million was, however, by 3.1% in excess of the previous year's figure (EUR 14.1 million). Program business thus contributed earnings of 0.12 EUR (0.15 EUR) per share to the Group result.

Key figures for program business

in EUR million	2004	+/- previous year	2003
	1.1.–31.3.		1.1.–31.3.
Gross written premiums	487.0	(24.5%)	645.1
Net premiums earned	282.4	19.4%	236.4
Underwriting result	7.4	(60.1%)	18.6
Operating profit (EBIT)	22.3	(2.7%)	22.9
Net income (after Tax)	14.6	3.1%	14.1
Earnings per share in EUR	0.12	(16.9%)	0.15
Retention	50.1%		44.8%
Combined ratio	97.4%		92.1%

Net investment income

Trading on the equity markets was rather muted in the first quarter of the year under review. The majority of the major international stock indices moved sideways. Bond markets experienced considerable volatility: yields on fixed-income securities initially declined sharply, although they picked up again slightly towards the end of the quarter.

Against this backdrop the first three months of the year under review were appreciably calmer on the investment front than had been the case in the previous year. Write-downs on securities totalling a mere EUR 14.2 million were necessary in the period until 31 March, arout half of this on equities – a "normal" figure for a portfolio of our dimensions. In the same period of the previous year write-downs had amounted to as much as EUR 75.3 million. Our equity allocation increased slightly to 7.2% (6.5%). Our investments in fixed-income securities continue to be guided first and foremost by considerations of high quality and flexibility.

In the first three months of the year under review we realised profits of altogether EUR 77.2 million on the disposal of investments, as against EUR 45.6 million in the previous year. This contrasted with realised losses of EUR 6.5 million (EUR 4.4 million). The bulk of the realised profits derived from the sale of fixed-income securities: in expectation of rising interest rates we slightly reduced the duration of our bond holdings as at the end of the quarter.

Our ordinary income remained almost unchanged year-on-year at EUR 257.2 million (EUR 260.2 million). In this context, the significant inflows to investments – not least from the strong underwriting cash flow – were counterbalanced by the decline in interest on reinsurance deposits as well as the defensive posture of our bond portfolio – with a duration of just 3.4 years as at 31 March of the year under review (end of the previous year: 3.7 years). Together with the positive balance from realised price gains and the significantly lower write-downs, however, we were able to generate total net investment income that was 43.5% higher year-on-year at EUR 298.5 million (EUR 208.0 million).

Outlook

As the year under review progresses we expect our business to continue to develop favourably.

The hard market in property and casualty reinsurance is holding up. Based on the strategic reorientation of our business with the HDI companies, our "More from less" initiative, an active approach to cycle management and the prolonged weakness of the US dollar, we expect premium growth for the full year to be similarly restrained. Provided major losses remain in line with the multi-year average, the result generated by property and casualty reinsurance should once again surpass the previous year.

Following marked growth in recent years we expect the premium volume in life and health reinsurance – adjusted for exchange rate effects – to remain largely stable. The profit contribution should, however, again rise sharply.

After the rapid increases recorded of late, premium growth in financial reinsurance is expected to be more modest in the year under review, although another significant profit contribution is anticipated.

Profitability in program business is likely to improve on the first quarter of the year under review. Gross premium income – adjusted for exchange rate effects – will probably be on a par with the previous year. Net income should be higher than in the previous year.

Our volume of assets will continue to expand as the underwriting cash flow remains very good. Given somewhat lower average yields and at least neutral extraordinary income, net investment income is expected to match – if not exceed – the previous year's level.

Overall, the business development to date has lived up to our expectations, and we stand by our forecast of February 2004. As things currently stand, we anticipate consolidated net income of between EUR 390 million and EUR 430 million.

CONSOLIDATED QUARTERLY ACCOUNTS

of Hannover Re

CONSOLIDATED BALANCE SHEET

as at 31 March 2004

Figures in EUR thousand	2004	2003	
Assets		Commercial treatment*	US GAAP "as-if-pooling" method**
	31.3.	31.12.	31.12.
Fixed-income securities – held to maturity	478 860	498 695	498 695
Fixed-income securities – available for sale	12 087 822	11 119 567	11 119 567
Equity securities – available for sale	1 132 941	925 595	925 595
Equity securities – trading	–	2 402	2 402
Real estate	230 352	230 591	230 591
Other invested assets	628 630	633 885	633 885
Short-term investments	766 608	569 592	569 592
Total investments without cash	15 325 213	13 980 327	13 980 327
Cash	487 350	386 134	386 134
Total investments and cash	15 812 563	14 366 461	14 366 461
Prepaid reinsurance premiums	542 555	566 920	566 920
Reinsurance recoverables on benefit reserve	198 711	206 717	206 717
Reinsurance recoverables on unpaid claims	4 376 486	4 396 564	4 396 564
Reinsurance recoverables on other reserves	32 597	41 528	41 528
Deferred acquisition costs	1 801 897	1 690 806	1 690 806
Accounts receivable	3 918 554	3 402 908	3 402 908
Funds held by ceding companies	7 979 113	7 664 683	7 664 683
Goodwill	207 957	203 619	203 619
Other assets	292 582	248 585	248 585
Accrued interest and rent	180 347	185 953	185 953
	35 343 362	32 974 744	32 974 744

* *Figures as published in the Group annual report 2003*
** *Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Figures in EUR thousand	2004	2003	
Liabilities		Commercial treatment*	US GAAP "as-if-pooling" method**
	31.3.	31.12.	31.12.
Loss and loss adjustment expense reserve	19 106 079	18 703 170	18 703 170
Policy benefits for life and health contracts	4 138 783	4 001 148	4 001 148
Unearned premium reserve	2 507 401	2 126 894	2 126 894
Provisions for contingent commission	145 024	130 265	130 265
Other technical provisions	7 817	9 089	9 089
Reinsurance payable	2 205 762	1 396 215	1 396 215
Funds held under reinsurance treaties	840 729	1 080 491	1 080 491
Contract deposits	531 606	474 526	474 526
Minorities	494 046	491 836	491 836
Other liabilities	420 566	365 095	365 095
Taxes	196 103	137 583	137 583
Provisions for deferred taxes	850 025	869 857	869 857
Notes payable	1 123 669	666 328	666 328
Surplus debenture	117 597	117 597	117 597
Total liabilities	32 685 207	30 570 094	30 570 094
Stockholders' equity			
Common stock	120 597	120 597	120 597
Nominal value 120 597 Auhorised capital 25 067			
Additional paid-in capital	724 562	764 199	724 562
Cumulative comprehensive income			
Unrealised appreciation/depreciation of investments, net of deferred taxes	227 832	157 569	160 862
Cumulative foreign currency conversion adjustment, net of deferred taxes	(246 128)	(352 502)	(340 938)
Other canges in cumulative comprehensive income	(27 967)	(22 685)	(22 685)
Total comprehensive income	(46 263)	(217 618)	(202 761)
Retained earnings			
Beginning of period	1 762 252	1 379 291	1 340 529
Net income	96 880	354 779	418 321
Dividend paid	–	(82 591)	(82 591)
Other changes	127	85 993	85 993
	1 859 259	1 737 472	1 762 252
Total stockholders' equity	2 658 155	2 404 650	2 404 650
	35 343 362	32 974 744	32 974 744

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 31 March 2004

Figures in EUR thousand	2004	2003	
		Commercial treatment*	US GAAP "as-if-pooling" method**
	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
Gross written premiums	2 464 333	3 152 115	3 248 149
Ceded written premiums	505 044	894 701	907 290
Change in gross unearned premiums	(335 115)	(582 133)	(648 074)
Change in ceded unearned premiums	(22 996)	662	662
Net premiums earned	1 601 178	1 675 943	1 693 447
Ordinary investment income	257 169	260 208	286 456
Realised gains on investments	77 249	45 578	45 578
Realised losses on investments	6 506	4 373	4 463
Unrealised gains and losses on investments	460	(3 700)	(3 700)
Other investment expenses/depreciations	29 921	89 692	89 695
Net investment income	298 451	208 021	234 176
Other technical income	3 562	3 453	3 453
Total revenues	1 903 191	1 887 417	1 931 076
Claims and claims expenses	1 184 153	1 294 683	1 320 859
Change in policy benefits for life and health contracts	32 054	127 868	127 868
Commision and brokerage	357 309	261 143	260 038
Other acquisition costs	2 466	3 962	4 239
Other technical expenses	21 664	23 442	23 442
Administrative expenses	62 397	62 294	62 380
Total technical expenses	1 660 043	1 773 392	1 798 826
Other income and expenses	(88 694)	(5 074)	(5 158)
Operating profit/loss (EBIT)	154 454	108 951	127 092
Interest on hybrid capital	16 630	13 343	13 343
Net income before taxes	137 824	95 608	113 749
Taxes	30 034	17 514	19 400
Minority interest	(10 910)	(6 931)	(6 928)
Net income	96 880	71 163	87 421

* *Figures according to published interim report 1/2003*
** *Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Figures in EUR thousand	2004	2003	
		Commercial treatment*	US GAAP "as-if-pooling" method**
	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
Other comprehensive income			
Net unrealised appreciation/depreciation of investments	66 970	(14 291)	(16 443)
Cumulative foreign currency conversion adjustments	94 810	(141 660)	(139 449)
Other comprehensive income	(5 282)	12 416	12 416
Total	253 378	(72 372)	(56 055)

Earnings per share			
Earnings per share in EUR	0.80	0.73	0.79

CASH FLOW STATEMENT

as at 31 March 2004

Figures in EUR thousand	2004	2003	
		Commercial treatment*	US GAAP "as-if-pooling" method**
	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
I. Cash flow from operating activities			
Consolidated net income (after tax)	96 880	71 163	87 421
Appreciation/depreciation	21 124	77 140	77 140
Net realised gains and losses on investments	(70 743)	(41 205)	(41 115)
Amortisation of investments	1 754	(2 338)	(2 020)
Minority interest	10 910	6 931	6 928
Changes in funds held	(389 391)	47 292	(29 206)
Changes in prepaid reinsurance premiums (net)	366 334	565 723	630 555
Changes in tax assets/provisions for taxes	3 311	(1 455)	431
Changes in benefit reserves (net)	41 283	109 070	156 944
Changes in claims reserves (net)	141 545	153 378	57 562
Changes in deferred acquisition costs	(90 216)	(65 679)	(65 653)
Changes in other technical provisions	19 526	15 598	15 491
Changes in clearing balances	334 235	(424 131)	(416 398)
Changes in other assets and liabilities (net)	15 440	209 153	208 677
Cash flow from operating activities	501 992	720 640	686 757
II. Cash flow from operating activities			
Fixed-income securities – held to maturity			
Maturities	25 439	–	–
Fixed-income securities – available for sale			
Maturities, sales	2 550 207	1 423 796	1 529 796
Purchases	(3 134 711)	(1 969 499)	(2 000 716)
Equity securities – available for sale			
Sales	22 734	16 447	16 447
Purchases	(205 014)	(58 581)	(58 581)
Other invested assets			
Sales	45 457	4 144	4 144
Purchases	(16 538)	(5 283)	(5 283)
Affiliated companies and participating interests			
Sales	733	90	90
Acquisition	(5 333)	(712)	(712)
Real estate			
Acquisition	(3)	(20)	(20)
Short-term investments			
Changes	(175 832)	(50 265)	(91 894)
Other changes (net)	(9 197)	(5 099)	(5 099)
Cash flow from investing activities	(902 058)	(644 982)	(611 828)

* *Figures according to published interim report 1/2003*
** *Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Figures in EUR thousand	2004 1.1.–31.3.	2003 Commercial treatment* 1.1.–31.3.	2003 US GAAP "as-if-pooling" method** 1.1.–31.3.
III. Cash flow from financing activities			
Net changes in contract deposits	56 155	54 844	54 844
Changes in notes payable	447 416	(2 233)	(2 233)
Other changes	(17 247)	–	–
Cash flow from financing activities	486 324	52 611	52 611
IV. Exchange rate differences on cash	14 958	13 597	13 597
Change in cash and cash equivalents (I.+II.+III.+IV.)	101 216	141 866	141 137
Cash and cash equivalent at the beginning of the period	386 134	671 866	672 844
Change in cash and cash equivalent according to cash flow statement	101 216	141 866	141 137
Cash and cash equivalents at the end of the period	487 350	813 732	813 981
Income taxes	(10 122)	(8 217)	(8 217)
Interest paid	(52 564)	(38 209)	(38 209)

SEGMENTAL REPORT

as at 31 March 2004

In the following table we have allocated the underwriting assets and liabilities as at 31 March 2004 and 31 December 2003 to our business segments after eliminating intergroup transaction across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2004	2003	2004	2003
	31.3.	31.12.*	31.3.	31.12.*
Assets				
Prepaid reinsurance premiums	72 579	99 122	41	2 555
Deferred acquisition costs (net)	242 913	197 078	1 387 477	1 344 206
Reinsurance recoverables on benefit reserves	–	–	198 711	206 717
Reinsurance recoverables on incurred claims and others	1 671 169	1 817 976	94 988	96 379
Funds held by ceding companies	196 732	176 330	3 775 786	3 257 988
Total underwriting assets	2 183 393	2 290 506	5 457 003	4 907 845
Liabilities				
Loss and loss adjustment expense reserve	8 693 696	8 396 999	1 000 861	929 396
Policy benefits for life and health contracts	–	–	4 138 783	4 001 148
Unearned premium reserve	1 226 311	939 942	23 558	21 868
Other technical provisions	92 116	93 987	30 903	24 002
Funds held under reinsurance treaties	474 914	559 333	286 088	216 185
Total underwriting liabilities	10 487 037	9 990 261	5 480 193	5 192 599

** 2003 figures and figures under US GAAP "as-if-pooling" method are identical*

Financial reinsurance		Program business		Total	
2004	2003	2004	2003	2004	2003
31.3.	31.12.*	31.3.	31.12.*	31.3.	31.12.*
6 715	2 042	463 220	463 201	542 555	566 920
63 433	44 780	108 074	104 742	1 801 897	1 690 806
–	–	–	–	198 711	206 717
523 616	506 510	2 119 310	2 017 227	4 409 083	4 438 092
3 992 437	4 216 479	14 158	13 886	7 979 113	7 664 683
4 586 201	4 769 811	2 704 762	2 599 056	14 931 359	14 567 218
5 976 773	6 192 954	3 434 749	3 183 821	19 106 079	18 703 170
–	–	–	–	4 138 783	4 001 148
271 421	165 518	986 111	999 566	2 507 401	2 126 894
24 793	18 851	5 029	2 514	152 841	139 354
24 199	20 734	55 528	284 239	840 729	1 080 491
6 297 186	6 398 057	4 481 417	4 470 140	26 745 833	26 051 057

SEGMENTAL REPORT
as at 31 March 2004

Segmental statement of income

	Property/casualty reinsurance			Life/health reinsurance		
	2004	2003		2004	2003	
Figures in EUR thousand	1.1.–31.3.	Commercial treatment* 1.1.–31.3.	US GAAP "as-if-pooling method** 1.1.–31.3.	1.1.–31.3.	Commercial treatment* 1.1.–31.3.	US GAAP "as-if-pooling" method** 1.1.–31.3.
Gross written premiums	1 179 741	1 478 663	1 478 663	443 973	570 767	570 767
Net premiums earned	669 898	715 852	715 852	399 872	487 139	487 139
Claims and claims expenses	486 681	592 997	592 997	261 913	285 275	285 275
Change in policy benefits for life and health contracts	–	–	–	(32 054)	(127 868)	(127 868)
Commission and brokerage and other technical expenses	124 640	96 629	96 629	127 852	116 917	116 917
Investment income	122 212	55 644	55 644	63 803	71 320	71 320
Administrative expenses	28 052	28 162	28 162	12 060	12 774	12 774
Other income and expenses	(77 319)	(1 177)	(1 177)	(5 656)	228	228
Operating profit/loss (EBIT)	75 418	52 531	52 531	24 140	15 853	15 853
Interest on hybrid capital	10 019	8 980	8 980	1 501	1 616	1 616
Net income before taxes	65 399	43 551	43 551	22 639	14 237	14 237
Taxes	17 147	7 577	7 577	4 489	(92)	(92)
Minority interest	(8 327)	(1 410)	(1 410)	(1 787)	(4 693)	(4 693)
Net income	39 925	34 564	34 564	16 363	9 636	9 636

* *Figures according to published interim report 1/2003*
** *Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Financial reinsurance			Program business			Total		
2004	2003		2004	2003		2004	2003	
	Commercial treatment*	US GAAP "as-if-pooling" method**		Commercail treatment*	US GAAP "as-if-pooling" method**		Commercial treatment*	US GAAP "as-if-pooling" method**
1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
353 656	457 594	553 628	486 963	645 091	645 091	2 464 333	3 152 115	3 248 149
249 029	236 527	254 031	282 379	236 425	236 425	1 601 178	1 675 943	1 693 447
242 422	226 714	252 890	193 137	189 697	189 697	1 184 153	1 294 683	1 320 859
–	–	–	–	–	–	(32 054)	(127 868)	(127 868)
65 154	63 129	62 301	60 231	8 419	8 419	377 877	285 094	284 266
97 634	72 290	98 445	14 802	8 767	8 767	298 451	208 021	234 176
714	1 687	1 773	21 571	19 671	19 671	62 397	62 294	62 380
(5 748)	387	303	29	(4 512)	(4 512)	(88 694)	(5 074)	(5 158)
32 625	17 674	35 815	22 271	22 893	22 893	154 454	108 951	127 092
1 439	785	785	3 671	1 962	1 962	16 630	13 343	13 343
31 186	16 889	35 030	18 600	20 931	20 931	137 824	95 608	113 749
4 357	3 220	5 106	4 041	6 809	6 809	30 034	17 514	19 400
(796)	(832)	(829)	–	4	4	(10 910)	(6 931)	(6 928)
26 033	12 837	29 095	14 559	14 126	14 126	96 880	71 163	87 421

NOTES

1. General accounting principles

Hannover Rückversicherung AG (Hannover Re) belongs to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i ff. of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. Under § 291 Para. 3 No. 1 of the German Commercial Code (HGB), amended version, the consolidated annual accounts of the parent company no longer release Hannover Re from its obligation to compile a consolidated financial statement.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

SFAS 141 "Business Combinations" Para. 11 in conjunction with Appendix D 11 to 18 sets out standards governing the accounting of transfer transactions between entities under common control. This Statement requires that the assets and liabilities of the transferred entity be carried over with the book values at the transferring parent company. The comparative figures presented for previous reporting periods must also be adjusted according to this treatment. The consolidated financial statement was drawn up in accordance with these requirements, which we refer to in their entirety as the "as-if pooling" method, and supplemented with certain additional information. All figures in the previous year's reference period were compiled applying the "as-if pooling" method. For further information the reader is referred to the management report and notes of our annual report prepared as at 31 December 2003.

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 31 March 2004 with binding effect for the 2004 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other catastrophe losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 31 March 2004. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2003.

3. Consolidated companies and consolidation principles

Consolidated companies

The consolidated companies have remained unchanged since 31 December 2003.

Capital consolidation

The capital consolidation complies with the standards of SFAS 141. Under the "purchase accounting" method the purchase costs of the parent company have been netted with the proportionate stockholders' equity of the subsidiary at the time when it was first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with SFAS 141 are to be accounted for separately from goodwill, the difference between the revalued stockholders' equity of the subsidiary and the purchase price is recognised as goodwill. Immaterial and negative goodwill were booked to earnings in the year of their occurrence. Where minority interests in the stockholders' equity exist, such interests are reported separately. The minority interest in the result is deducted from the net income in the statement of income and totalled EUR 10,910 thousand (previous year: EUR 6,928 thousand) as at 31 March 2004.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Notes on the individual items of the balance sheet and statement of income

4.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private-equity limited partnerships.

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio and the available-for-sale portfolio as at the balance sheet dates of 31 March 2004 and 31 December 2003

Figures in EUR thousand	2004		2003	
	Cost or amortised cost 31.3.	Estimated fair value 31.3.	Cost or amortised cost 31.12.	Estimated fair value 31.12.
Held-to-maturity				
Due in one year	57 150	58 325	67 169	68 408
Due after one through five years	105 067	113 679	114 953	123 384
Due after five through ten years	295 000	306 774	295 000	298 825
Due after ten years	21 643	23 394	21 573	22 831
Total	478 860	502 172	498 695	513 448
Available-for-sale				
Due in one year	1 865 282	1 872 821	1 375 756	1 382 997
Due after one through five years	7 132 446	7 256 542	6 212 600	6 280 794
Due after five through ten years	1 715 104	1 773 056	2 150 603	2 196 050
Due after ten years	1 136 757	1 185 403	1 235 717	1 259 726
Total	11 849 589	12 087 822	10 974 676	11 119 567

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

31.3.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Debt securities issued by semi-governmental entities	130 566	10 749	–	141 315
Corporate securities	249 647	6 973	397	256 223
Asset-backed securities	98 647	5 987	–	104 634
Total	478 860	23 709	397	502 172

31.12.2003

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Debt securities issued by semi-governmental entities	145 896	8 718	–	154 614
Corporate securities	249 128	4 037	3 845	249 320
Asset-backed securities	103 671	5 843	–	109 514
Total	498 695	18 598	3 845	513 448

Amortised cost and unrealised gains and losses on the portfolios of investments classified as available for sale and trading

31.3.2004				
Figures in EUR thousand	**Cost or amortised cost**	**Unrealised gains**	**Unrealised losses**	**Estimated fair value**
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 620 100	16 669	2 723	1 634 046
US Treasury Notes	1 738 435	16 839	608	1 754 666
Other foreign government debt securities	302 880	5 077	1 002	306 955
Debt securities issued by semi-governmental entities	2 615 570	48 680	4 786	2 659 464
Corporate securities	3 773 737	108 218	16 884	3 865 071
Asset-backed securities	1 234 427	37 601	2 290	1 269 738
From investment funds	564 440	36 455	3 013	597 882
	11 849 589	269 539	31 306	12 087 822
Dividend-bearing securities				
Equities	306 231	25 498	9 932	321 797
From investment funds	747 724	61 748	103	809 369
Other dividend-bearing securities	1 153	622	–	1 775
	1 055 108	87 868	10 035	1 132 941
Short-term investments	766 608	–	–	766 608
Total	13 671 305	357 407	41 341	13 987 371

31.12.2003*

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 490 422	15 622	3 247	1 502 797
US Treasury Notes	1 483 771	8 420	4 607	1 487 584
Other foreign government debt securities	318 673	4 612	458	322 827
Debt securities issued by semi-governmental entities	2 873 524	34 981	17 898	2 890 607
Corporate securities	3 114 644	97 006	24 835	3 186 815
Asset-backed securities	1 133 208	29 856	4 796	1 158 268
From investment funds	560 434	13 921	3 686	570 669
	10 974 676	204 418	59 527	11 119 567
Dividend-bearing securities				
Equities	220 587	21 397	17 174	224 810
From investment funds	644 842	53 885	100	698 627
Other dividend-bearing securities	1 138	1 020	–	2 158
	866 567	76 302	17 274	925 595
Short-term investments	569 592	–	–	569 592
Total	12 410 835	280 720	76 801	12 614 754
Trading				
Dividend-bearing securities				
Derivatives	–	2 480	78	2 402
Total	–	2 480	78	2 402

** 2003 figures and figures under US GAAP "as-if pooling" method are identical*

Investment income

Figures in EUR thousand	2004	2003
	31.3.	31.3.
Real estate	5 544	5 967
Dividends	2 219	3 414
Ordinary investment income on fixed-income securities	135 993	124 591
Other income	113 413	152 484
Ordinary investment income	257 169	286 456
Realised gains on investments	77 249	45 578
Realised losses from investments	6 506	4 463
Unrealised gains and losses	460	(3 700)
Real estate depreciation	2 686	2 917
Write-off on dividend-bearing securities	7 403	45 984
Write-off on fixed-income securities	2 373	26 989
Write-downs on participations	4 457	2 373
Other investment expenses	13 002	11 432
Total investment income	298 451	234 176

The other income includes interest on deposits in the amount of EUR 112.8 million (EUR 146.8 million).

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 2.012 (31 December 2003: 1,970). Of this number, 816 were employed in Germany in the year under review. The majority of staff were employed at the consolidated Group companies abroad.

4.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement in accordance with SFAS 130 "Reporting of Comprehensive Income". The change in the stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Authorised capital of up to EUR 25,067 thousand is available with a time limit of 13 November 2007. Of this amount, up to EUR 1,000 thousand may be used to issue employee shares. In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible and warrant bonds and has a time limit of 13 November 2007.

Consolidated statement of changes in stockholders' equity

31.3.2004

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Group stock-holders' equity	Minority interests	Group Stock-holders' equity incl. minority interests
Common stock	120 597	–	–	120 597		
Additional paid-in capital	724 562	–	–	724 562		
Cumulative comprehensive income	(202 761)	156 498	–	(46 263)		
Retained earnings	1 762 252	–	–	1 762 252		
Net income	–	–	96 880	96 880		
Other changes	–	–	127	127		
Total	2 404 650	156 498	97 007	2 658 155	494 046	3 152 201

31.3.2003

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Transfer	Group stock-holders' equity	Minority interests	Group Stock-holders' equity incl. minority interests
Common stock	110 881	–	–	–	110 881		
Additional paid-in capital	514 688	–	–	–	514 688		
Cumulative comprehensive income	(102 451)	(55 117)	–	(88 359)	(245 927)		
Retained earnings	1 340 529	–	–	–	1 340 529		
Net income	–	–	87 421	–	87 421		
Other change	–	–	–	88 359*	88 359		
Total	1 863 647	(55 117)	87 421	–	1 895 951	401 003	2 296 954

** The cumulative currency effects from previous years in the amount of EUR 88.4 million hitherto reported under retained earnings will in future not be included in the comprehensive income. These currency effects derive primarily from the conversion of foreign annual financial statements to euros.*

4.4 Other comprehensive income

The changes of EUR 5.3 million in the cumulative comprehensive income in the year under review resulted principally from the application of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This development was due to changes in the fair value of interest-rate swaps included in a cash-flow hedge transaction used to hedge floating-rate loans.

4.5 Treasury stock

By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 27 May 2003, the company was authorised until 31 October 2004 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution. The company did not hold treasury stock as at 31 March 2004.

5. Other notes

5.1 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA. In February 2004 Hannover Re bought back USD 370.00 million of the surplus note, leaving a residual volume of USD 30.0 million secured by guarantee.

In February 2004 our subsidiary Hannover Finance (Luxembourg) S.A. placed subordinated debt in the amount of EUR 750 million on the European capital markets. Hannover Re has secured the bond by guarantee.

Hannover Re has also provided security for subordinated debt in the amount of EUR 350 million issued by Hannover Finance (Luxembourg) S.A.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

As security for our technical liabilities to our U.S. clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,836.0 million (31 December 2003: EUR 1,664.2 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,030.5 million (31 December 2003: EUR 2,950.5 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 62.7 million for E+S Rückversicherung AG and EUR 121.3 million for Hannover Re. These involve primarily private equity funds and venture capital firms in the form of private limited companies.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount estimated at EUR 26.1 million as at the balance sheet date.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Zwischenbericht 1/2004

99

hannover **rück**

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2004		2003
	1.1.–31.3.	+/- Vorjahr	1.1.–31.3.
Gebuchte Bruttoprämien	2 464,3	-21,8 %	3 152,1
Verdiente Nettoprämien	1 601,2	-4,5 %	1 675,9
Versicherungstechnisches Ergebnis	-55,3	-41,2 %	-94,0
Kapitalanlageergebnis	298,5	+43,5 %	208,0
Operatives Ergebnis (EBIT)	154,5	+41,8 %	109,0
Überschuss nach Steuern	96,9	+36,1 %	71,2
Haftendes Kapital	4 393,5	+48,6 %	2 956,0
Eigenkapital	2 658,2	+51,4 %	1 755,4
Minderheitsanteile	494,0	+23,1 %	401,2
Hybridkapital	1 241,3	+55,3 %	799,4
Kapitalanlagen (inkl. Depotforderungen)	23 791,7	+16,3 %	20 455,2
Bilanzsumme	35 343,4	+4,8 %	33 735,9
Ergebnis je Aktie (verwässert) in EUR	0,80	+9,6 %	0,73
Buchwert je Aktie in EUR	22,04	+22,0 %	18,07
Selbstbehalt	79,5 %		71,6 %
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	95,4 %		100,3 %
Kapitalanlagen-Rendite	5,2 %		4,1 %
Umsatzrendite*	9,7 %		6,5 %
Eigenkapitalrendite (nach Steuern)	15,3 %		16,3 %

** Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Seite 24

Verehrte Aktionäre,
sehr geehrte Damen und Herren,



es gibt Dinge, die erfreuen immer wieder: Wie zum Beispiel die Tatsache, dass Ihr Unternehmen Ihnen erneut einen sehr guten Start in das Geschäftsjahr 2004 vermelden darf und hiermit bereits das zehnte gute Quartalsergebnis in Folge vorlegen kann.

In den ersten drei Monaten des Berichtsjahres bestätigte sich eine Binsenweisheit aus unserer Branche: „Volume is vanity, profits are sanity" – nur der Gewinn zählt, nicht die Prämieneinnahmen. Nach dieser Maxime handeln wir schon seit Jahren, und der Erfolg gibt uns Recht: Im vergangenen Quartal konnten wir sowohl unser operatives Ergebnis (EBIT) als auch den Konzernüberschuss um mehr als ein Drittel gegenüber dem Vorjahreszeitraum steigern – trotz eines zum Teil währungsbedingten Prämienrückganges um rund ein Fünftel. Der Gewinn je Aktie erhöhte sich auf 0,80 EUR (0,73 EUR). Diese Steigerung ist umso bemerkenswerter, als sich die Anzahl der Aktien im Zuge unserer Kapitalerhöhung vom 12. Juni 2003 um fast ein Viertel erhöht hat.

Erneut trugen alle vier Geschäftsfelder mit einem positiven operativen und Nachsteuer-Ergebnis zu dem insgesamt sehr erfreulichen Konzernergebnis bei.

Die Raten und Konditionen in der *Schaden-Rückversicherung* haben sich im fünften Jahr in Folge verbessert. Wir haben entsprechend den Veränderungen im Markt Zeichnungen vermehrt auf Haftpflichtgeschäft ausgerichtet und volumenträchtiges proportionales Geschäft konsequent abgebaut. Ebenso reduziert haben wir das Luftfahrt-Flottengeschäft, wo sich die Konditionen bereits deutlich abgeschwächt haben. Unsere strategische Entscheidung, die Profitabilität jedes Geschäfts in den Mittelpunkt zu stellen („More from less"), die Neuordnung unserer Geschäftsbeziehung zu den HDI-Schwestergesellschaften und Währungseffekte führten insgesamt zu einem Prämienrückgang. Die Großschadenbelastung bewegte sich innerhalb des langjährigen Durchschnitts. Zusammen mit der sehr guten Qualität des gezeichneten Geschäfts führte dies zu einer nochmals verbesserten kombinierten Schaden-/Kostenquote von 95,4 %.

Was die Prämienentwicklung betrifft, sind auch unsere drei weiteren Geschäftsfelder wie erwartet eher verhalten in das Jahr gestartet. Dies beeinträchtigte jedoch nicht die Profitabilität: In der *Personen-Rückversicherung* konnten wir das operative Ergebnis (EBIT) um mehr als die Hälfte steigern, in der *Finanz-Rückversicherung* hat es sich nahezu verdoppelt. Das Nettoergebnis verbesserte sich in beiden Geschäftsfeldern sogar noch deutlicher. Lediglich im *Programm-*

geschäft mussten wir einen Rückgang im operativen Ergebnis (EBIT) hinnehmen; der Überschuss nach Steuern konnte jedoch auch hier leicht gesteigert werden.

Deutlich ausbauen konnten wir im Vergleich zum Vorjahreszeitraum unser Kapitalanlageergebnis. Erheblich geringere Abschreibungen, gestiegene Kapitalanlagevolumina nicht zuletzt aus dem starken versicherungstechnischen Cashflow sowie ein aktives Steuern insbesondere der Laufzeiten unserer festverzinslichen Wertpapiere führten dazu, dass das Nettokapitalanlageergebnis auf knapp 300 Mio. EUR anstieg.

Insgesamt gehen wir für das Berichtsjahr wieder von einer sehr guten Entwicklung und einer erneut zweistelligen Steigerung des Ergebnisses des Hannover Rück-Konzerns aus - vorausgesetzt, die Schadensituation bleibt im langjährigen Rahmen und auch die Kapitalmärkte durchlaufen keine ungewöhnlich negative Entwicklung.

Noch sind wir nicht mit der Kursentwicklung unserer Aktie zufrieden. Von Jahresanfang bis Mitte April verlief unser Kurs seitwärts, ähnlich wie unsere Benchmark, der ungewichtete „Reactions"-Welt-Rückversicherungs-Index. Wir sind jedoch zuversichtlich, dass unsere erneut guten Geschäftszahlen und die Platzierung von über 20 % des Hannover Rück-Aktienkapitals durch die Talanx AG am 18. Februar dazu beitragen werden, dass unser Kurs weiter nachhaltig steigen wird. Im MDax sind wir durch den auf 49 % fast verdoppelten Streubesitz und die im Vorjahresvergleich nahezu verfünffachten Handelsvolumina unserer Aktie mittlerweile ein Schwergewicht – bei einer nach wie vor sehr attraktiven Bewertung mit einem Kurs-Gewinn-Verhältnis von rund 8.

Ich möchte Ihnen an dieser Stelle persönlich und auch im Namen meiner Vorstandskollegen für Ihr Vertrauen in die Hannover Rück danken. Es wird weiterhin unser oberstes Ziel bleiben, Ihre Gesellschaft profitabel und sicher in die Zukunft zu führen.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl [1) 2)] Hannover	Vorsitzender
Dr. Paul Wieandt [2)] Hof/Saale	Stellv. Vorsitzender
Herbert K. Haas [1) 2)] Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Berlin	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Mitglied des Ausschusses für Vorstandsangelegenheiten
2) Mitglied des Bilanzausschusses
3) Arbeitnehmervertreter

DIE HANNOVER RÜCK-AKTIE

Nach der Erholungsrally des Jahres 2003 entwickelten sich die Kapitalmärkte im ersten Quartal 2004 weiter positiv. Bis einschließlich Februar sahen wir einen stetigen Aufwärtstrend, der jedoch im März des laufenden Börsenjahres kurzzeitig durchbrochen wurde. Anfang April setzte sich die positive Entwicklung der Indizes dann weiter fort und Dax sowie MDax stabilisierten sich Anfang Mai bei der kritischen Marke von 4.000 bzw. 5.000.

Mit Aktien aus der zweiten und dritten Reihe fuhren Anleger in den ersten drei Monaten des Berichtsjahres gut: Die Auswahlindizes der Deutschen Nebenwerte (MDax +6,28 %, TecDax +9,75 %, SDax +13,12 %, MSCI Germany Small Cap +9,28 %) konnten den Dax (-2,74 %) deutlich hinter sich lassen.

Die Performance der Hannover Rück-Aktie im Vergleich zu gängigen Indizes


in %
180
160
140
120
100
80
60
40
2. Januar 2003
31. Januar 2003
28. Februar 2003
31. März 2003
30. April 2003
30. Mai 2003
30. Juni 2003
31. Juli 2003
29. August 2003
30. September 2003
31. Oktober 2003
28. November 2003
30. Dezember 2003
30. Januar 2004
27. Februar 2004
31. März 2004
30. April 2004
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Die Hannover Rück-Aktie entwickelte sich während der ersten drei Monate des aktuellen Geschäftsjahres im Vergleich zu anderen Versicherungstiteln deutlich besser und schlug den CDax-Versicherungen um 7,5 Prozentpunkte.

Der MDax, dem auch die Hannover Rück-Aktie angehört, zeigte jedoch mehr Stärke und ließ die Hannover Rück-Aktie mit rund 8 Prozentpunkten hinter sich. In etwa gleich wie unsere Aktie entwickelte sich im bisherigen Jahresverlauf unsere Benchmark, der ungewichtete „Reactions"- Welt-Rückversicherungs-Index.

Die Hannover Rück-Aktie im Vergleich zum ungewichteten „Reactions"-Welt-Rückversicherungs-Index (in USD)


in %
160
140
120
100
80
60
2. Januar 2003
31. Januar 2003
28. Februar 2003
31. März 2003
30. April 2003
30. Mai 2003
30. Juni 2003
31. Juli 2003
29. August 2003
30. September 2003
31. Oktober 2003
28. November 2003
30. Dezember 2003
30. Januar 2004
27. Februar 2004
31. März 2004
30. April 2004
Hannover Rück-Aktie
Ungewichteter „Reactions"-Welt-Rückversicherungs-Index

Der ungewichtete „Reactions"-Welt-Rückversicherungs-Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist es, eine Kursentwicklung zu erreichen, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.

Am 18. Februar 2004 platzierte die Talanx AG 20,6 % ihres Hannover Rück-Anteils erfolgreich bei institutionellen Investoren. Mit dieser Transaktion gingen 24,8 Millionen Aktien in den Streubesitz über. Somit erhöhte sich die Liquidität unseres Wertes mit einem positiven Einfluss auf die Handelsumsätze und auf unseren Aktienkurs.

Bei einem aktuellen Aktienkurs der Hannover Rück-Aktie von rund 28 EUR ergibt sich auf der Grundlage der Konsensus-Gewinnschätzungen für das Jahr 2004 ein Kurs-Gewinn-Verhältnis (KGV) von gut 8. Unsere überdurchschnittliche Profitabilität sowie die hervorragende Qualität im Branchenvergleich bestätigt uns auch die Mehrzahl der Finanzanalysten und empfiehlt die Hannover Rück-Aktie überwiegend zum Kauf.

Angaben zur Aktie

in EUR	31.3.2004	2003	2002	2001	2000	1999
Ergebnis je Aktie (verwässert)	0,80	3,24	2,75	0,11	4,13	2,29
Ausschüttung je Aktie [1]	–	0,95	0,85	–	0,77 [1]	0,68
Körperschaftsteuergutschrift [1]	–	–	–	–	0,36	0,29
Bruttoausschüttung [1]	–	0,95	0,85	–	1,21 [2]	0,97

[1] *Auf jede für das Jahr 2000 voll eingezahlte Aktie*
[2] *Inkl. Bonus von 0,08 EUR*

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	51,2 % Talanx AG (direkt bzw. über Tochtergesellschaften) 43,6 % Streubesitz 5,2 % Alliance Capital Management Corporation, New York
Kapitalmaßnahme vom 12. Juni 2003:	Erhöhung des Grundkapitals durch Barkapitalerhöhung gegen Ausgabe von 9.716.392 neuen Aktien sowie durch Sachkapitalerhöhung gegen Ausgabe von 13.716.814 neuen Aktien an die Talanx AG gegen Geschäftsanteile der HDI Re (Ireland) Ltd. (mit wirtschaftlicher Wirkung vom 1. Juli 2003)
Erhöhung des Streubesitzes am 18. Februar 2004:	Die Talanx AG platzierte 20,6 % ihres Hannover Rück-Anteils erfolgreich bei institutionellen Investoren. Mit dieser Transaktion gingen 24,8 Millionen Aktien in den Streubesitz über.
Grundkapital zum 31. März 2004:	120.597.134,00 EUR
Zahl der Aktien zum 31. März 2004:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 31. März 2004:	3.282,7 Mio. EUR

GESCHÄFTSVERLAUF

Mit dem Geschäftsverlauf sind wir im ersten Quartal des Berichtsjahres insgesamt sehr zufrieden. Zum zehnten Mal in Folge ist es uns gelungen, ein gutes Quartalsergebnis vorzulegen und das Ergebnis maßgeblich zu steigern.

Es zeigt sich dabei deutlich, dass für die Hannover Rück der Gewinn, nicht die Prämie, das ausschlaggebende Handlungskriterium ist, denn trotz einer rückläufigen Prämie konnten wir das Ergebnis verbessern. Dies ergibt sich nicht zufällig, sondern ist im Ramen unserer „More from less"-Initiative die Umsetzung eines erklärten strategischen Zieles. Gleiches gilt für die Neustrukturierung des HDI-Geschäfts, wodurch wir zwar an Bruttoprämie eingebüßt haben, nicht jedoch unser Gewinnpotenzial geschmälert haben. Trotz des Prämienrückgangs konnten wir unser operatives Ergebnis (EBIT) und den Konzernüberschuss in den ersten drei Monaten daher um mehr als ein Drittel gegenüber dem Vorjahreszeitraum verbessern.

Unsere gebuchte Bruttoprämie betrug zum 31. März des Berichtsjahres 2,5 Mrd. EUR. Dies bedeutet einen Rückgang von 21,8 % im Vergleich zum Vorjahresquartal (3,2 Mrd. EUR). Bei konstanten Wechselkursen des Euro, insbesondere gegenüber dem US-Dollar, hätte der Rückgang 15,2 % betragen. Deutlich weniger stark nahm die verdiente Nettoprämie ab. Sie reduzierte sich um 4,5 % auf 1,6 Mrd. EUR (1,7 Mrd. EUR). Das operative Ergebnis (EBIT) wurde mit 41,8 % deutlich auf 154,5 Mio. EUR gesteigert (109,0 Mio. EUR). Der Konzernüberschuss betrug 96,9 Mio. EUR, 36,1 % mehr als im Vorjahreszeitraum (71,2 Mio. EUR). Dies entspricht einem Gewinn je Aktie von 0,80 für den Konzern (0,73 EUR).

Unsere Kapitalstärke hat sich im Berichtszeitraum weiter verbessert. Das Eigenkapital erhöhte sich gegenüber dem Vorjahresende um über 10 % auf 2,7 Mrd. EUR. Darüber hinaus platzierten wir am 18. Februar des Berichtsjahres erfolgreich eine nachrangige Schuldverschreibung in Höhe von 750 Mio. EUR. Mit dem Erlös haben wir mehr als 90 % unserer ausstehenden Anleihe in Höhe von 400 Mio. USD zurückgekauft – wir hoffen, auch die verbleibenden Anteile in den nächsten Monaten erwerben zu können. Einen weiteren Teil des Erlöses in Höhe von rund 120 Mio. EUR werden wir für die Tilgung unserer ausstehenden Genussscheine im November des Berichtsjahres verwenden. Mit der neuen Anleihe haben wir unser haftendes Kapital auch mit Blick auf unsere sehr guten Ratings von Standard & Poor's und A.M. Best für die kommenden Jahre weiter gestärkt und die Qualität des Kapitals weiter verbessert.

Schaden-Rückversicherung

In den Vertragsverhandlungen zum 1. Januar 2004, bei denen etwa zwei Drittel unseres Geschäfts erneuert wurde, konnten Raten und Konditionen in fast allen Sparten gegenüber dem bereits sehr guten Vorjahr nochmals verbessert werden. Somit verlief dieser wichtige Teil der Erneuerungssaison für uns sehr zufrieden stellend. Es hat sich bestätigt, dass der harte Markt nicht bereits 2003 seinen Höhepunkt erreichte, wie es manche Beobachter vermuteten. Beginnend mit dem Jahr 2000 weisen die letzten fünf Jahre jeweils eine kontinuierliche Qualitätsverbesserung des Geschäfts gegenüber dem Vorjahr auf.

Wir nutzten diese Entwicklung erneut dazu, unser Portefeuille für die kommenden Jahre zu optimieren. Insbesondere im Haftpflichtbereich haben wir unsere Zeichnungen nochmals erhöht. Durch seinen lang abwickelnden Charakter wird das heute gezeichnete Haftpflichtgeschäft in den kommenden Jahren maßgeblich zu unseren Unternehmensergebnissen beitragen können, da uns die Liquidität zur langfristigen Kapitalanlage zur Verfügung steht. Weiter reduziert haben wir hingegen unsere Exponierung im Luftfahrt-Flottengeschäft, der einzigen Sparte, in der durchgängig Verschlechterungen in den Raten und Konditionen zu beobachten waren.

Die Neuausrichtung unserer Geschäftsbeziehung mit den HDI-Schwestergesellschaften sorgte auch im Berichtsjahr nochmals für einen Rückgang der Bruttoprämie. Weiterhin führte unsere „More from less"-Initiative dazu, dass in

Zur Notwendigkeit der Anwendung der „As-if-pooling"-Methode nach US GAAP vgl. Seite 24

den Bereichen, wo wir langfristig unterdurchschnittliche Profitabilität vermuten, Zeichnungen konsequent zurückgefahren wurden. Vor diesem Hintergrund sank unsere gebuchte Bruttoprämie um insgesamt 20,2 % auf 1,2 Mrd. EUR (1,5 Mrd. EUR). Ohne Währungseinfluss hätte der Rückgang jedoch lediglich 15,3 % betragen. Unsere Nettoprämie sank demgegenüber nur um 6,4 %, der Selbstbehalt stieg somit erwartungsgemäß auf 82,0 %.

Auf der Schadenseite war das erste Quartal zufrieden stellend. Naturkatastrophen blieben aus, und die Schadensumme der übrigen Großschäden – drei Transport- und Luftfahrtschäden sowie ein Industrie-Feuerschaden – bewegte sich mit insgesamt 28,3 Mio. EUR oder 4,2 % der Nettoprämie der Schaden-Rückversicherung für uns im Rahmen des langjährigen Durchschnitts (5,0 %).

Die hohe Qualität des Geschäfts führte zu einer erneuten, deutlichen Verbesserung der kombinierten Schaden-/Kostenquote auf 95,4 % – sowohl gegenüber dem Vorjahreszeitraum (100,3 %), als auch gegenüber dem Geschäftsjahr 2003 (96,0 %). Dies ist um so bemerkenswerter, als sich die Portefeuillestruktur hin zu mehr Haftpflichtgeschäft entwickelt hat. Dieses wird im jeweils ersten Jahr eines Vertragsabschlusses deutlich höher reserviert als das kurz abwickelnde Sachgeschäft, wodurch die Erträge überwiegend erst in zukünftigen Jahren vereinnahmt werden. Nennenswerte Nachreservierungen für Vorjahre waren, wie bereits in der Vergangenheit, auch im Berichtsquartal nicht notwendig.

Die verbesserte Versicherungstechnik führte in der Schaden-Rückversicherung erneut zu einem deutlichen Anstieg des operativen Ergebnisses (EBIT) auf 75,4 Mio. EUR: ein Zuwachs von 43,6 % gegenüber dem Vorjahr (52,5 Mio. EUR). Auch der Überschuss konnte um 15,5 % auf 39,9 Mio. EUR gesteigert werden (34,6 Mio. EUR). Der Gewinn je Aktie betrug 0,33 EUR (0,35 EUR).

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2004	+/- Vorjahr	2003
	1.1.–31.3.		1.1.–31.3.
Gebuchte Bruttoprämien	1 179,7	-20,2 %	1 478,7
Verdiente Nettoprämien	669,9	-6,4 %	715,9
Versicherungstechnisches Ergebnis	30,5	–	-1,9
Operatives Ergebnis (EBIT)	75,4	43,6 %	52,5
Überschuss nach Steuern	39,9	15,5 %	34,6
Ergebnis je Aktie in EUR	0,33	-7,6 %	0,35
Selbstbehalt	82,0 %		71,3 %
Kombinierte Schaden-/Kostenquote	95,4 %		100,3 %

Personen-Rückversicherung

Ähnlich wie bei der Schaden-Rückversicherung war auch bei der Personen-Rückversicherung im Vorjahresvergleich ein deutlicher Prämienrückgang zu verzeichnen. Dies war insbesondere auf den Wegfall einer großen Geschäftsbeziehung in Großbritannien zurückzuführen, deren Prämienvolumen im Vorjahr rund 200 Mio. EUR betragen hatte. Auch der schwache US-Dollar wirkte sich negativ auf die Prämienentwicklung aus; ohne diesen Wechselkurseffekt hätte der Rückgang der Bruttoprämie 17,7 % betragen. Die gebuchte Bruttoprämie fiel um 22,2 % auf 444,0 Mio. EUR (570,8 Mio. EUR). Die verdiente Nettoprämie reduzierte sich mit 17,9 % etwas weniger deutlich auf 399,9 Mio. EUR (487,1 Mio. EUR). Der Selbstbehalt erhöhte sich auf 90,4 % (84,7 %).

Auch in der Personen-Rückversicherung ist das Ergebnis, und nicht die Prämie, ausschlaggebend, auch wenn wir – wie es erfahrungsgemäß meist der Fall war – in der zweiten Hälfte des Jahres wieder eine stärkere Entwicklung der Prämie erwarten. Hauptsächlich dank des verbesserten versicherungstechnischen Ergebnisses erzielten wir zum 31. März ein mit 24,1 Mio. EUR um 52,3 % (15,9 Mio. EUR) gestiegenes operatives Ergebnis (EBIT). Die Umsatzrendite der Personen-Rückversicherung konnte sich daher mit einem Wert von 6,0 % gegenüber dem Vorjahreszeitraum fast verdoppeln (3,3 %). Der Quartalsüberschuss nach Steuern erhöhte sich sogar noch deutlicher auf 16,4 Mio. EUR, eine Verbesserung von 69,8 % gegenüber dem Vorjahr (9,6 Mio. EUR). Das Geschäftsfeld Personen-Rückversicherung steuerte 0,14 EUR (0,10 EUR) Gewinn je Aktie zum Konzernergebnis bei.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2004	+/- Vorjahr	2003
	1.1.–31.3.		1.1.–31.3.
Gebuchte Bruttoprämien	444,0	-22,2 %	570,8
Verdiente Nettoprämien	399,9	-17,9 %	487,1
Operatives Ergebnis (EBIT)	24,1	52,3 %	15,9
Überschuss nach Steuern	16,4	69,8 %	9,6
Ergebnis je Aktie in EUR	0,14	36,5 %	0,10
Selbstbehalt	90,4 %		84,7 %
Umsatzrendite*	6,0 %		3,3 %

** Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Finanz-Rückversicherung

Besonders erfreulich hat sich wiederum die Finanz-Rückversicherung im neuen Jahr entwickelt. Nach einem rasanten Anstieg der Bruttoprämie im Vorjahreszeitraum (110,8 %) fiel Letztere zum 31. März des Berichtsjahres zwar um 22,7 % auf 353,7 Mio. EUR (457,6 Mio. EUR) – bei konstanten Wechselkursen hätte der Rückgang 14,4 % betragen. Dank des auf 98,2 % erhöhten Selbstbehalts (94,0 %) und niedrigerer Prämienüberträge konnte die verdiente Nettoprämie jedoch um 5,3 % auf 249,0 Mio. EUR gesteigert werden (236,5 Mio. EUR).

Das versicherungstechnische Ergebnis blieb relativ konstant. Das verbesserte Kapitalanlageergebnis sorgte dafür, dass das operative Ergebnis (EBIT) erneut deutlich anstieg: mit 32,6 Mio. EUR übertraf es den Vorjahreszeitraum um 84,6 % (17,7 Mio. EUR). Dementsprechend konnte die Umsatzrendite auf 13,1 % verbessert werden (7,5 %). Noch besser entwickelte sich der Überschuss nach Steuern. Dieser konnte um 102,8 % auf 26,0 Mio. EUR gesteigert werden (12,8 Mio. EUR) – nachdem er schon im Vorjahreszeitraum gegenüber dem Jahr 2002 mehr als verdoppelt worden war. Der Gewinn je Aktie betrug zum 31. März 0,21 EUR (0,13 EUR).

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2004	+/- Vorjahr	2003
	1.1.–31.3.		1.1.–31.3.
Gebuchte Bruttoprämien	353,7	-22,7 %	457,6
Verdiente Nettoprämien	249,0	5,3 %	236,5
Operatives Ergebnis (EBIT)	32,6	84,6 %	17,7
Überschuss nach Steuern	26,0	102,8 %	12,8
Ergebnis je Aktie in EUR	0,21	63,1 %	0,13
Selbstbehalt	98,2 %		94,0 %
Umsatzrendite*	13,1 %		7,5 %

** Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Programmgeschäft

Im Programmgeschäft sind wir weiter auf dem Weg, die Profitabilität nachhaltig zu verbessern. So haben wir auch im laufenden Jahr den Fokus auf die Qualität des Geschäfts gelegt. Die gebuchte Bruttoprämie sank um 24,5 % auf 487,0 Mio. EUR (645,1 Mio. EUR). Dieser Rückgang war allerdings auch auf Währungseffekte zurückzuführen – die relative Schwäche des US-Dollar wirkt sich im US-lastigen Programmgeschäft besonders stark aus – und hätte bei konstanten Wechselkursen lediglich 13,5 % betragen. Der Selbstbehalt stieg im Vorjahresvergleich nochmals auf nunmehr 50,1 % (44,8 %). Folglich stieg die Nettoprämie um 19,4 % auf 282,4 Mio. EUR (236,4 Mio. EUR).

Die kombinierte Schaden-/Kostenquote erhöhte sich auf 97,4 % (92,1 %) – hier war auch der höhere Selbstbehalt ausschlaggebend. Das verbesserte Ergebnis der Kapitalanlagen konnte dies nicht vollständig ausgleichen, so dass im Programmgeschäft ein leichter Rückgang des operativen Ergebnisses von 2,7 % auf 22,3 Mio. EUR zu verzeichnen war (22,9 Mio. EUR). Der Quartalsüberschuss nach Steuern liegt mit 14,6 Mio. EUR jedoch um 3,1 % über dem Vorjahreswert (14,1 Mio. EUR). Somit trug das Programmgeschäft mit einem Gewinn je Aktie von 0,12 EUR (0,15 EUR) zum Konzernergebnis bei.

Kennzahlen zum Programmgeschäft

in Mio. EUR	2004	+/- Vorjahr	2003
	1.1.–31.3.		1.1.–31.3.
Gebuchte Bruttoprämien	487,0	-24,5 %	645,1
Verdiente Nettoprämien	282,4	19,4 %	236,4
Versicherungstechnisches Ergebnis	7,4	-60,1 %	18,6
Operatives Ergebnis (EBIT)	22,3	-2,7 %	22,9
Überschuss nach Steuern	14,6	3,1 %	14,1
Ergebnis je Aktie in EUR	0,12	-16,9 %	0,15
Selbstbehalt	50,1 %		44,8 %
Kombinierte Schaden-/Kostenquote	97,4 %		92,1 %

Kapitalanlageergebnis

Im ersten Quartal des Berichtsjahres verlief der Handel an den Aktienmärkten eher gedämpft. Die wichtigsten internationalen Aktienindizes entwickelten sich in der Mehrzahl seitwärts. Die Bondmärkte waren von hoher Volatilität geprägt: die Renditen für festverzinsliche Wertpapiere waren zunächst deutlich rückläufig, stiegen zum Quartalsende jedoch wieder leicht an.

Vor diesem Hintergrund verliefen die ersten drei Monate des Berichtsjahres hinsichtlich der Kapitalanlagen deutlich ruhiger, als dies im Vorjahr der Fall war. Abschreibungen auf Wertpapiere waren bis zum 31. März lediglich in Höhe von 14,2 Mio. EUR nötig, davon rund die Hälfte auf Aktien: ein „normaler" Wert für ein Portefeuille unserer Größe. Im Vorjahreszeitraum hatten die Abschreibungen noch 75,3 Mio. EUR betragen. Unsere Aktienquote stieg leicht auf 7,2 % (6,5 %). Bei unseren festverzinslichen Wertpapieren haben wir daran festgehalten, das Hauptaugenmerk auf hohe Qualität und Flexibilität zu legen.

In den ersten drei Monaten des Berichtsjahres realisierten wir insgesamt 77,2 Mio. EUR an Gewinnen aus dem Abgang von Kapitalanlagen, nach 45,6 Mio. EUR im Vorjahr. Dem gegenüber standen realisierte Verluste von 6,5 Mio. EUR (4,4 Mio. EUR). Der Großteil der realisierten Gewinne resultiert aus dem Verkauf von festverzinslichen Wertpapieren: hier haben wir in Erwartung steigender Zinsen die Laufzeiten zum Quartalsende leicht verkürzt.

Unsere ordentlichen Kapitalanlageerträge blieben mit 257,2 Mio. EUR gegenüber dem Vorjahr fast konstant (260,2 Mio. EUR). Hier wogen sich die signifikanten Zuflüsse zu den Kapitalanlagen nicht zuletzt aus dem starken versicherungstechnischen Cashflow einerseits sowie der Rückgang der Depotzinsen und die defensive Ausrichtung unseres Bondportefeuilles – mit einer Duration von nur 3,4 zum 31. März des Berichtsjahres (Vorjahresende: 3,7) – andererseits auf. Zusammen mit dem positiven Saldo aus der Realisierung von Kursgewinnen und den deutlich niedrigeren Abschreibungen konnten wir insgesamt jedoch ein um 43,5 % höheres *Netto-Kapitalanlageergebnis* von 298,5 Mio. EUR erzielen (208,0 Mio. EUR).

Ausblick

Für den weiteren Verlauf des Berichtsjahres erwarten wir eine unverändert positive Entwicklung unseres Geschäfts.

Der „harte Markt" in der Schaden-Rückversicherung dauert an. Auf Grund der strategischen Neuorientierung unseres Geschäfts mit den HDI-Gesellschaften, unserer „More from less"-Initiative, des aktiven Zyklusmanagements und der anhaltenden Dollar-Schwäche erwarten wir auch für das Gesamtjahr eine gebremste Prämienentwicklung. Vorausgesetzt, die Großschäden bewegen sich im langjährigen Durchschnitt, sollte das Ergebnis der Schaden-Rückversicherung erneut höher ausfallen als im Vorjahr.

In der Personen-Rückversicherung erwarten wir nach den deutlichen Prämiensteigerungen der vergangenen Jahre ein währungsbereinigt weitgehend konstantes Prämienvolumen. Der Ergebnisbeitrag sollte jedoch erneut deutlich steigen.

Nach dem rasanten Wachstum der vergangenen Jahre gehen wir in der Finanz-Rückversicherung im Berichtsjahr von einer ruhigeren Prämienentwicklung, jedoch einem erneut signifikanten Ergebnisbeitrag, aus.

Im Programmgeschäft rechnen wir mit einer Verbesserung der Profitabilität gegenüber dem ersten Quartal des Berichtsjahres. Die Brutto-

prämie dürfte sich währungsbereinigt etwa auf Vorjahresniveau bewegen. Das Ergebnis sollte höher als im Vorjahr ausfallen.

Unser Kapitalanlagevolumen wird wegen des immer noch sehr guten versicherungstechnischen Cashflows weiter steigen. Bei etwas niedrigeren durchschnittlichen Renditen und einem wenigstens neutralen außerordentlichen Ergebnis erwarten wir ein Kapitalanlageergebnis mindestens auf Vorjahreshöhe.

Der bisherige Geschäftsverlauf bestätigt insgesamt unsere Erwartungen, und wir halten unsere Prognose vom Februar 2004 aufrecht. Wir gehen aus heutiger Sicht von einem Konzern-Jahresüberschuss zwischen 390 Mio. EUR und 430 Mio. EUR aus.

QUARTALSABSCHLUSS

des Hannover Rück-Konzerns

KONZERNBILANZ

zum 31. März 2004

in TEUR	2004	2003	
Aktiva		Wirtschaftliche Betrachtung*	US GAAP „As-if-pooling"-Methode**
	31.3.	31.12.	31.12.
Festverzinsliche Wertpapiere – Dauerbestand	478 860	498 695	498 695
Festverzinsliche Wertpapiere – dispositiver Bestand	12 087 822	11 119 567	11 119 567
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1 132 941	925 595	925 595
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	2 402	2 402
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	230 352	230 591	230 591
Sonstige Kapitalanlagen	628 630	633 885	633 885
Kurzfristige Anlagen	766 608	569 592	569 592
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	15 325 213	13 980 327	13 980 327
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	487 350	386 134	386 134
Kapitalanlagen	15 812 563	14 366 461	14 366 461
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	542 555	566 920	566 920
Anteil der Rückversicherer an der Deckungsrückstellung	198 711	206 717	206 717
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	4 376 486	4 396 564	4 396 564
Anteile der Rückversicherer an sonstigen Rückstellungen	32 597	41 528	41 528
Abgegrenzte Abschlusskosten	1 801 897	1 690 806	1 690 806
Abrechnungsforderungen	3 918 554	3 402 908	3 402 908
Depotforderungen	7 979 113	7 664 683	7 664 683
Geschäfts- und Firmenwert	207 957	203 619	203 619
Sonstige Vermögensgegenstände	292 582	248 585	248 585
Abgegrenzte Zinsen und Mieten	180 347	185 953	185 953
	35 343 362	32 974 744	32 974 744

* *Zahlen gemäß veröffentlichtem Konzern-Geschäftsbericht 2003*
** *Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

in TEUR	2004	2003	
Passiva		Wirtschaftliche Betrachtung*	US GAAP „As-if-pooling"-Methode**
	31.3.	31.12.	31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle	19 106 079	18 703 170	18 703 170
Deckungsrückstellung	4 138 783	4 001 148	4 001 148
Rückstellung für Prämienüberträge	2 507 401	2 126 894	2 126 894
Rückstellungen für Gewinnanteile	145 024	130 265	130 265
Sonstige versicherungstechnische Rückstellungen	7 817	9 089	9 089
Abrechnungsverbindlichkeiten	2 205 762	1 396 215	1 396 215
Depotverbindlichkeiten	840 729	1 080 491	1 080 491
Depotverbindlichkeiten aus Finanzierungsgeschäften	531 606	474 526	474 526
Ausgleichsposten für Anteile der anderen Gesellschafter	494 046	491 836	491 836
Andere Verbindlichkeiten	420 566	365 095	365 095
Steuerverbindlichkeiten	196 103	137 583	137 583
Rückstellung für latente Steuern	850 025	869 857	869 857
Begebene Anleihen	1 123 669	666 328	666 328
Genussrechtskapital	117 597	117 597	117 597
Verbindlichkeiten	32 685 207	30 570 094	30 570 094
Eigenkapital			
Gezeichnetes Kapital	120 597	120 597	120 597
Nominalwert 120 597 Genehmigtes Kapital 25 067			
Kapitalrücklagen	724 562	764 199	724 562
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile			
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern	227 832	157 569	160 862
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern	-246 128	-352 502	-340 938
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	-27 967	-22 685	-22 685
Summe nicht ergebniswirksame Eigenkapitalanteile	-46 263	-217 618	-202 761
Gewinnrücklagen			
Anfangsbestand	1 762 252	1 379 291	1 340 529
Überschuss	96 880	354 779	418 321
Gezahlte Dividende	–	-82 591	-82 591
Sonstige Veränderungen	127	85 993	85 993
	1 859 259	1 737 472	1 762 252
Eigenkapital	2 658 155	2 404 650	2 404 650
	35 343 362	32 974 744	32 974 744

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis 31. März 2004

in TEUR	2004	2003	
		Wirtschaftliche Betrachtung*	US GAAP „As-if-pooling"-Methode**
	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
Gebuchte Bruttoprämien	2 464 333	3 152 115	3 248 149
Gebuchte Rückversicherungsprämien	505 044	894 701	907 290
Veränderung der Bruttoprämienüberträge	-335 115	-582 133	-648 074
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	-22 996	662	662
Verdiente Prämien für eigene Rechnung	1 601 178	1 675 943	1 693 447
Ordentliche Kapitalanlageerträge	257 169	260 208	286 456
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	77 249	45 578	45 578
Realisierte Verluste aus dem Abgang von Kapitalanlagen	6 506	4 373	4 463
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	460	-3 700	-3 700
Sonstige Kapitalanlageaufwendungen/Abschreibungen	29 921	89 692	89 695
Kapitalanlageergebnis	298 451	208 021	234 176
Sonstige versicherungstechnische Erträge	3 562	3 453	3 453
Erträge insgesamt	1 903 191	1 887 417	1 931 076
Aufwendungen für Versicherungsfälle	1 184 153	1 294 683	1 320 859
Veränderung der Deckungsrückstellung	32 054	127 868	127 868
Aufwendungen für Provisionen und Gewinnanteile	357 309	261 143	260 038
Sonstige Abschlusskosten	2 466	3 962	4 239
Sonstige versicherungstechnische Aufwendungen	21 664	23 442	23 442
Aufwendungen für den Versicherungsbetrieb	62 397	62 294	62 380
Versicherungstechnische Aufwendungen für eigene Rechnung	1 660 043	1 773 392	1 798 826
Übriges Ergebnis	-88 694	-5 074	-5 158
Operatives Ergebnis (EBIT)	154 454	108 951	127 092
Zinsen auf Hybridkapital	16 630	13 343	13 343
Ergebnis vor Steuern	137 824	95 608	113 749
Steueraufwand	30 034	17 514	19 400
Anderen Gesellschaftern zustehendes Ergebnis	-10 910	-6 931	-6 928
Überschuss	96 880	71 163	87 421

* *Zahlen gemäß veröffentlichtem Quartalsbericht 1/2003*
** *Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

in TEUR	2004	2003	
		Wirtschaftliche Betrachtung*	US GAAP „As-if-pooling"-Methode**
	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
Nicht ergebniswirksame Veränderungen des Eigenkapitals			
Veränderungen der nicht realisierten Kursgewinne/-verluste aus Kapitalanlagen	66 970	-14 291	-16 443
Gewinn/Verlust aus Währungsumrechnungen	94 810	-141 660	-139 449
Übrige nicht ergebniswirksame Eigenkapitalveränderungen	-5 282	12 416	12 416
Gesamt	253 378	-72 372	-56 055

Ergebnis je Aktie			
Gewinn je Aktie in EUR	0,80	0,73	0,79

KAPITALFLUSSRECHNUNG

zum 31. März 2004

in TEUR	2004 1.1.–31.3.	2003 Wirtschaftliche Betrachtung* 1.1.–31.3.	2003 US GAAP „As-if-pooling"-Methode** 1.1.–31.3.
I. Kapitalfluss aus laufender Geschäftstätigkeit			
Konzernergebnis nach Steuern	96 880	71 163	87 421
Abschreibungen/Zuschreibungen	21 124	77 140	77 140
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-70 743	-41 205	-41 115
Amortisationen	1 754	-2 338	-2 020
Auf Minderheiten entfallendes Ergebnis	10 910	6 931	6 928
Veränderungen der Depotforderungen/-verbindlichkeiten	-389 391	47 292	-29 206
Veränderung der Rückstellungen für Prämienüberträge	366 334	565 723	630 555
Veränderung der Steuerforderungen/-verbindlichkeiten	3 311	-1 455	431
Veränderung der Deckungsrückstellungen	41 283	109 070	156 944
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	141 545	153 378	57 562
Veränderung der abgegrenzten Abschlusskosten	-90 216	-65 679	-65 653
Veränderung der übrigen versicherungstechnischen Rückstellungen	19 526	15 598	15 491
Veränderung der Abrechnungssalden	334 235	-424 131	-416 398
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	15 440	209 153	208 677
Kapitalfluss aus laufender Geschäftstätigkeit	501 992	720 640	686 757
II. Kapitalfluss aus Investitionstätigkeit			
Festverzinsliche Wertpapiere – Dauerbestand			
Fällige Papiere	25 439	–	–
Festverzinsliche Wertpapiere – dispositiver Bestand			
Fällige Papiere, Verkäufe	2 550 207	1 423 796	1 529 796
Käufe	-3 134 711	-1 969 499	-2 000 716
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand			
Verkäufe	22 734	16 447	16 447
Zukäufe	-205 014	-58 581	-58 581
Andere Kapitalanlagen			
Verkäufe	45 457	4 144	4 144
Zukäufe	-16 538	-5 283	-5 283
Verbundene Unternehmen und Beteiligungen			
Verkäufe	733	90	90
Neuerwerb	-5 333	-712	-712
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken			
Neuerwerb	-3	-20	-20
Kurzfristige Kapitalanlagen			
Veränderung	-175 832	-50 265	-91 894
Übrige Veränderungen	-9 197	-5 099	-5 099
Kapitalfluss aus Investitionstätigkeit	-902 058	-644 982	-611 828

** Zahlen gemäß veröffentlichtem Quartalsbericht 1/2003*
*** Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

in TEUR	2004 1.1.–31.3.	2003 Wirtschaftliche Betrachtung* 1.1.–31.3.	US GAAP „As-if-pooling"-Methode** 1.1.–31.3.
III. Kapitalfluss aus Finanzierungstätigkeit			
Veränderungen der Depotforderungen/ -verbindlichkeiten aus Finanzierungsgeschäften	56 155	54 844	54 844
Veränderung der begebenen Anleihen	447 416	-2 233	-2 233
Andere Veränderungen	-17 247	–	–
Kapitalfluss aus Finanzierungstätigkeit	486 324	52 611	52 611
IV. *Währungskursdifferenzen*	14 958	13 597	13 597
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	101 216	141 866	141 137
Flüssige Mittel am Anfang der Periode	386 134	671 866	672 844
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	101 216	141 866	141 137
Flüssige Mittel am Ende der Periode	487 350	813 732	813 981
Ertragsteuern	-10 122	-8 217	-8 217
Zinszahlungen	-52 564	-38 209	-38 209

SEGMENTBERICHTERSTATTUNG

zum 31. März 2004

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 31. März 2004 und zum 31. Dezember 2003 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet.

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2004	2003	2004	2003
	31.3.	31.12.*	31.3.	31.12.*
Aktiva				
Anteile der Rückversicherer an den Prämienüberträgen	72 579	99 122	41	2 555
Abgegrenzte Abschlusskosten (netto)	242 913	197 078	1 387 477	1 344 206
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	198 711	206 717
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	1 671 169	1 817 976	94 988	96 379
Depotforderungen	196 732	176 330	3 775 786	3 257 988
Gesamt	2 183 393	2 290 506	5 457 003	4 907 845
Passiva				
Schadenrückstellungen	8 693 696	8 396 999	1 000 861	929 396
Deckungsrückstellung	–	–	4 138 783	4 001 148
Rückstellung für Prämienüberträge	1 226 311	939 942	23 558	21 868
Übrige versicherungstechnische Rückstellungen	92 116	93 987	30 903	24 002
Depotverbindlichkeiten	474 914	559 333	286 088	216 185
Gesamt	10 487 037	9 990 261	5 480 193	5 192 599

** Zahlen des Jahresabschlusses und nach US GAAP „As-if-pooling"-Methode sind identisch*

Finanz-Rückversicherung		Programmgeschäft		Gesamt	
2004	2003	2004	2003	2004	2003
31.3.	31.12.*	31.3.	31.12.*	31.3.	31.12.*
6 715	2 042	463 220	463 201	542 555	566 920
63 433	44 780	108 074	104 742	1 801 897	1 690 806
–	–	–	–	198 711	206 717
523 616	506 510	2 119 310	2 017 227	4 409 083	4 438 092
3 992 437	4 216 479	14 158	13 886	7 979 113	7 664 683
4 586 201	4 769 811	2 704 762	2 599 056	14 931 359	14 567 218
5 976 773	6 192 954	3 434 749	3 183 821	19 106 079	18 703 170
–	–	–	–	4 138 783	4 001 148
271 421	165 518	986 111	999 566	2 507 401	2 126 894
24 793	18 851	5 029	2 514	152 841	139 354
24 199	20 734	55 528	284 239	840 729	1 080 491
6 297 186	6 398 057	4 481 417	4 470 140	26 745 833	26 051 057

SEGMENTBERICHTERSTATTUNG

zum 31. März 2004

Aufteilung der Gewinn- und Verlustrechnung

	Schaden-Rückversicherung			Personen-Rückversicherung		
	2004	2003		2004	2003	
in TEUR	1.1.–31.3.	Wie veröffent-licht* 1.1.–31.3.	US GAAP „As-if-pooling-Methode"** 1.1.–31.3.	1.1.–31.3.	Wie veröffent-licht* 1.1.–31.3.	US GAAP „As-if-pooling-Methode"** 1.1.–31.3.
Gebuchte Bruttoprämien	1 179 741	1 478 663	1 478 663	443 973	570 767	570 767
Verdiente Prämien für eigene Rechnung	669 898	715 852	715 852	399 872	487 139	487 139
Aufwendungen für Versicherungsfälle für eigene Rechnung	486 681	592 997	592 997	261 913	285 275	285 275
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	–	-32 054	-127 868	-127 868
Aufwendungen für Provisionen und Gewinnanteile und das sonstige versicherungs-technische Ergebnis für eigene Rechnung	124 640	96 629	96 629	127 852	116 917	116 917
Kapitalanlageergebnis	122 212	55 644	55 644	63 803	71 320	71 320
Aufwendungen für den Versicherungsbetrieb	28 052	28 162	28 162	12 060	12 774	12 774
Übriges Ergebnis	-77 319	-1 177	-1 177	-5 656	228	228
Operatives Ergebnis (EBIT)	75 418	52 531	52 531	24 140	15 853	15 853
Zinsen auf Hybridkapital	10 019	8 980	8 980	1 501	1 616	1 616
Ergebnis vor Steuern	65 399	43 551	43 551	22 639	14 237	14 237
Steueraufwand	17 147	7 577	7 577	4 489	-92	-92
Anderen Gesellschaftern zustehendes Ergebnis	-8 327	-1 410	-1 410	-1 787	-4 693	-4 693
Überschuss	39 925	34 564	34 564	16 363	9 636	9 636

* *Zahlen gemäß veröffentlichtem Quartalsbericht 1/2003*

** *Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

Finanz-Rückversicherung			Programmgeschäft			Gesamt		
2004	2003		2004	2003		2004	2003	
1.1.–31.3.	Wie veröffentlicht* 1.1.–31.3.	US GAAP „As-if-pooling-Methode"** 1.1.–31.3.	1.1.–31.3.	Wie veröffentlicht* 1.1.–31.3.	US GAAP „As-if-pooling-Methode"** 1.1.–31.3.	1.1.–31.3.	Wie veröffentlicht* 1.1.–31.3.	US GAAP „As-if-pooling-Methode"** 1.1.–31.3.
353 656	457 594	553 628	486 963	645 091	645 091	2 464 333	3 152 115	3 248 149
249 029	236 527	254 031	282 379	236 425	236 425	1 601 178	1 675 943	1 693 447
242 422	226 714	252 890	193 137	189 697	189 697	1 184 153	1 294 683	1 320 859
–	–	–	–	–	–	-32 054	-127 868	-127 868
65 154	63 129	62 301	60 231	8 419	8 419	377 877	285 094	284 266
97 634	72 290	98 445	14 802	8 767	8 767	298 451	208 021	234 176
714	1 687	1 773	21 571	19 671	19 671	62 397	62 294	62 380
-5 748	387	303	29	-4 512	-4 512	-88 694	-5 074	-5 158
32 625	17 674	35 815	22 271	22 893	22 893	154 454	108 951	127 092
1 439	785	785	3 671	1 962	1 962	16 630	13 343	13 343
31 186	16 889	35 030	18 600	20 931	20 931	137 824	95 608	113 749
4 357	3 220	5 106	4 041	6 809	6 809	30 034	17 514	19 400
-796	-832	-829	–	4	4	-10 910	-6 931	-6 928
26 033	12 837	29 095	14 559	14 126	14 126	96 880	71 163	87 421

ERLÄUTERUNGEN

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG (Hannover Rück) gehört zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Nach § 291 Abs. 3 Nr. 1 HGB in der geänderten Fassung entfällt für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

SFAS 141 „Business Combinations" par. 11 in Verbindung mit Appendix D 11 bis 18 regelt die Bilanzierung von Übertragungsvorgängen zwischen Gesellschaften unter gemeinsamer Beherrschung. Danach sind die Vermögensgegenstände und Schulden der übertragenen Gesellschaft zu den Buchwerten bei der abgebenden Muttergesellschaft zu übernehmen. Die zu Vergleichszwecken präsentierten Angaben der Vorperioden sind entsprechend anzupassen. Der Konzernabschluss wurde nach diesen Vorschriften, die wir insgesamt als „As-if-pooling"-Methode bezeichnen, aufgestellt und um bestimmte Angaben ergänzt. Alle Angaben des Vergleichszeitraumes sind unter Anwendung der „As-if-pooling"-Methode erstellt worden. Für nähere Angaben verweisen wir auf den Lagebericht und den Anhang unseres Geschäftsberichts zum 31. Dezember 2003.

Alle vom Financial Accounting Standards Board (FASB) bis zum 31. März 2004 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2004 bindend sind, haben wir in dem Konzernabschluss berücksichtigt.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 31. März 2004 aufgestellt. Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2003.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Der Konsolidierungskreis ist gegenüber dem 31. Dezember 2003 unverändert gelieben.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des SFAS 141. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögensgegenstände, die gemäß SFAS 141 getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Geringwertige und „negative Goodwills" wurden im Jahr der Entstehung ertragswirksam verrechnet. Soweit Anteile am Eigenkapital Konzernfremden zustehen, werden diese Anteile separat ausgewiesen. Der Anteil Konzernfremder am Ergebnis wird in der Gewinn- und Verlustrechnung vom Ergebnis abgesetzt und beträgt zum 31. März 2004 10.910 TEUR (6.928 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

4.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 „Accounting for Certain Investments in Debt and Equity Securities". Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands und des dispositiven Bestands zu den Bilanzstichtagen 31. März 2004 und 31. Dezember 2003

	2004		2003	
In Mio. EUR	Fortgeführte Anschaffungskosten 31.3.	Marktwert 31.3.	Fortgeführte Anschaffungskosten 31.12.	Marktwert 31.12.
Dauerbestand				
innerhalb eines Jahres	57 150	58 325	67 169	68 408
zwischen einem und fünf Jahren	105 067	113 679	114 953	123 384
zwischen fünf und zehn Jahren	295 000	306 774	295 000	298 825
nach mehr als zehn Jahren	21 643	23 394	21 573	22 831
Gesamt	478 860	502 172	498 695	513 448
Dispositiver Bestand				
innerhalb eines Jahres	1 865 282	1 872 821	1 375 756	1 382 997
zwischen einem und fünf Jahren	7 132 446	7 256 542	6 212 600	6 280 794
zwischen fünf und zehn Jahren	1 715 104	1 773 056	2 150 603	2 196 050
nach mehr als zehn Jahren	1 136 757	1 185 403	1 235 717	1 259 726
Gesamt	11 849 589	12 087 822	10 974 676	11 119 567

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten sowie unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity)

31.3.2004

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel quasi-staatlicher Institutionen	130 566	10 749	–	141 315
Schuldtitel von Unternehmen	249 647	6 973	397	256 223
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	98 647	5 987	–	104 634
Gesamt	478 860	23 709	397	502 172

31.12.2003

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel quasi-staatlicher Institutionen	145 896	8 718	–	154 614
Schuldtitel von Unternehmen	249 128	4 037	3 845	249 320
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	103 671	5 843	–	109 514
Gesamt	498 695	18 598	3 845	513 448

Fortgeführte Anschaffungskosten und unrealisierte Gewinne und Verluste aus dem dispositiven und Handelsbestand der Kapitalanlagen (Available-For-Sale und Trading)

31.3.2004

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 620 100	16 669	2 723	1 634 046
Schuldtitel der US-Regierung	1 738 435	16 839	608	1 754 666
Schuldtitel anderer ausländischer Staaten	302 880	5 077	1 002	306 955
Schuldtitel quasi-staatlicher Institutionen	2 615 570	48 680	4 786	2 659 464
Schuldtitel von Unternehmen	3 773 737	108 218	16 884	3 865 071
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 234 427	37 601	2 290	1 269 738
Aus Investmentfonds	564 440	36 455	3 013	597 882
	11 849 589	269 539	31 306	12 087 822
Dividendentitel				
Aktien	306 231	25 498	9 932	321 797
Aus Investmentfonds	747 724	61 748	103	809 369
Andere Dividendentitel	1 153	622	–	1 775
	1 055 108	87 868	10 035	1 132 941
Kurzfristige Anlagen	766 608	–	–	766 608
Gesamt	13 671 305	357 407	41 341	13 987 371

31.12.2003*

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 490 422	15 622	3 247	1 502 797
Schuldtitel der US-Regierung	1 483 771	8 420	4 607	1 487 584
Schuldtitel anderer ausländischer Staaten	318 673	4 612	458	322 827
Schuldtitel quasi-staatlicher Institutionen	2 873 524	34 981	17 898	2 890 607
Schuldtitel von Unternehmen	3 114 644	97 006	24 835	3 186 815
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 133 208	29 856	4 796	1 158 268
Aus Investmentfonds	560 434	13 921	3 686	570 669
	10 974 676	204 418	59 527	11 119 567
Dividendentitel				
Aktien	220 587	21 397	17 174	224 810
Aus Investmentfonds	644 842	53 885	100	698 627
Andere Dividendentitel	1 138	1 020	–	2 158
	866 567	76 302	17 274	925 595
Kurzfristige Anlagen	569 592	–	–	569 592
Gesamt	12 410 835	280 720	76 801	12 614 754
Handelsbestand				
Dividendentitel				
Derivate	–	2 480	78	2 402
Gesamt	–	2 480	78	2 402

** Zahlen aus Jahresabschluss und nach US GAAP „As-if-pooling"-Methode sind identisch*

Ergebnis der Kapitalanlagen

in TEUR	2004	2003
	31.3.	31.3.
Erträge aus Grundstücken	5 544	5 967
Dividenden	2 219	3 414
Laufende Kapitalanlageerträge	135 993	124 591
Sonstige Kapitalanlageerträge	113 413	152 484
Ordentliche Kapitalanlageerträge	257 169	286 456
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	77 249	45 578
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	6 506	4 463
Unrealisierte Gewinne und Verluste	460	-3 700
Abschreibungen auf Grundstücke	2 686	2 917
Abschreibung auf Dividendentitel	7 403	45 984
Abschreibung auf festverzinsliche Wertpapiere	2 373	26 989
Abschreibungen auf Beteiligungen	4 457	2 373
Sonstige Kapitalanlageaufwendungen	13 002	11 432
Kapitalanlageergebnis	298 451	234 176

In den sonstigen Kapitalanlageerträgen sind Depotzinsen in Höhe von 112,8 Mio. EUR (146,8 Mio. EUR) enthalten.

4.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 2.012 (31. Dezember 2003: 1.970) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 816 Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

4.3 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird entsprechend SFAS 130 „Reporting of Comprehensive Income" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 25.067 TEUR, das bis zum 13. November 2007 befristet ist. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden. Weiterhin besteht ein bedingtes Kapital bis zu 48.500 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen und ist befristet bis zum 13. November 2007.

Entwicklung des Konzern-Eigenkapitals

31.3.2004

in TEUR	Anfangsbestand	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Konzern-Eigenkapital	Minderheitsanteile	Konzern-Eigenkapital inkl. Minderheitsanteile
Gezeichnetes Kapital	120 597	–	–	120 597		
Kapitalrücklage	724 562	–	–	724 562		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-202 761	156 498	–	-46 263		
Gewinnrücklagen	1 762 252	–	–	1 762 252		
Jahresüberschuss	–	–	96 880	96 880		
Sonstige Veränderungen	–	–	127	127		
Gesamt	2 404 650	156 498	97 007	2 658 155	494 046	3 152 201

31.3.2003

in TEUR	Anfangsbestand	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Transfer	Konzern-Eigenkapital	Minderheitsanteile	Konzern-Eigenkapital inkl. Minderheitsanteile
Gezeichnetes Kapital	110 881	–	–	–	110 881		
Kapitalrücklage	514 688	–	–	–	514 688		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-102 451	-55 117	–	-88 359	-245 927		
Gewinnrücklagen	1 340 529	–	–	–	1 340 529		
Überschuss	–	–	87 421	–	87 421		
Sonstige Veränderungen	–	–	–	88 359*	88 359		
Gesamt	1 863 647	-55 117	87 421	–	1 895 951	401 003	2 296 954

** Die bisher in den Gewinnrücklagen ausgewiesenen kumulierten Währungskurseffekte aus den Vorjahren in Höhe von 88,4 Mio. EUR werden künftig in den nicht ergebniswirksamen Eigenkapitalanteilen gezeigt. Hierbei handelt es sich im Wesentlichen um Währungskurseffekte aus der Umrechnung ausländischer Abschlüsse in Euro.*

4.4 Übrige nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten nicht ergebniswirksamen Eigenkapitalveränderungen in Höhe von 5,3 Mio. EUR resultieren im Wesentlichen aus der Anwendung von SFAS 133 „Accounting for Derivative Instruments and Hedging Activities". Hintergrund sind hier die Marktwertveränderungen von Zinsswaps, die zur Absicherung von variabel verzinslichen Anleihen in einen Cash Flow-Hedge einbezogen werden.

4.5 Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherungs-AG vom 27. Mai 2003 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2004 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 31. März 2004 nicht im Besitz eigener Aktien.

5. Übrige Erläuterungen

5.1 Haftungsverhältnisse

Eine von der Hannover Finance Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine Garantie abgesichert. Im Februar 2004 hat die Hannover Rück die Surplus Note in Höhe von 370,00 Mio. USD zurückgekauft, so dass die Garantie noch 30,0 Mio. USD absichert.

Im Februar 2004 haben wir über unsere Tochtergesellschaft Hannover Finance (Luxembourg) S.A. eine nachrangige Schuldverschreibung in Höhe von 750 Mio. EUR am europäischen Kapitalmarkt platziert. Die Anleihe hat die Hannover Rück durch eine Garantie abgesichert.

Eine weitere von der Hannover Finance (Luxembourg) S.A. begebene nachrangige Schuldverschreibung in Höhe von 350 Mio. EUR wurde ebenfalls von der Hannover Rück abgesichert.

Die Garantien der Hannover Rück für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen nicht seitens der jeweiligen Emittentin geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück keine Rückgriffsrechte außerhalb des Konzerns.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 1.836,0 Mio. EUR (31. Dezember 2003: 1.664,2 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Stichtag auf 3.030,5 Mio. EUR (31. Dezember 2003: 2.950,5 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 62,7 Mio. EUR seitens der E+S Rückversicherung AG sowie in Höhe von 121,3 Mio. EUR bei der Hannover Rück. Dabei handelt es sich im Wesentlichen um Private Equity Funds und Venture Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen, die zum Bilanzstichtag auf 26,1 Mio. EUR geschätzt wurden.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Eric Schuh

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com